TABLE OF CONTENTS
EXHIBIT 99.1

Financial Summary	3	Business Segment Review (quarter over quarter)	18

Business Drivers	5	Other items analysis	26

Financial Overview	7	Liquidity and Capital Resources	27

Business Highlights	10	Consolidated Financial Position as at June 30, 2015 and December 31, 2014	29

Specific Items Included in Operating Income and Net Earnings (Loss)	11	Near-term Outlook	31

Supplemental Information on Non-IFRS Measures	14	Appendix - Financial Results for 6-month Periods Ended June 30, 2015 and 2014	33

Financial Results for 3-month Periods Ended June 30, 2015 and 2014	17	Unaudited Condensed Interim Consolidated Financial Statements	42

FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

The following is the quarterly financial report and Management’s Discussion and Analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation’s unaudited condensed interim consolidated financial statements and accompanying notes for the three-month and six-month periods ended June 30, 2015 and 2014, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at August 6, 2015, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that Management believes is required to gain an understanding of Cascades' current results and to assess the Corporation's future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, the prices and availability of raw material, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. Cascades disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations. This MD&A also includes price indices, as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Corporation.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required in the context, the terms “we”, “our” and “us” refer to Cascades Inc. and all of its subsidiaries, joint ventures and associates. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Corporation uses net debt, working capital and working capital as a percentage of sales, return on capital employed, consolidated return on assets, operating income, operating income before depreciation and amortization and operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) as these are the measures used by Management to assess the operating and financial performance of the Corporation's operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a corporation's operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:

•	OIBD excludes certain income tax payments that may represent a reduction in cash available to us

•	OIBD does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments

•	OIBD does not reflect changes in, or cash requirements for, our working capital needs

•	OIBD does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt

•
Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements

•
The specific items excluded from OIBD, operating income, financing expense, net earnings (loss) and cash flow from operating activities from continuing operations mainly include charges for (reversals of) impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, loss on refinancing of long-term debt, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them will continue to take place and will reduce the cash available to us.

Due to these limitations, OIBD should not be used as a substitute for net earnings (loss) or cash flow from operating activities from continuing operations as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other corporations. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash flow from operating activities from continuing operations, which we believe to be the closest IFRS performance and liquidity measure to OIBD, is outlined in the “Supplemental Information on Non-IFRS Measures” section.

2

TO OUR SHAREHOLDERS

CASCADES REPORTS 2015 SECOND QUARTER RESULTS

FINANCIAL HIGHLIGHTS

•	Sales of $950 million
(compared to $910 million in Q1 2015 (+4%) and $910 million in Q2 2014 (+4%))

•	Excluding specific items

◦	OIBD of $103 million
(compared to $85 million in Q1 2015 (+21%) and $90 million in Q2 2014 (+14%))

◦	Net earnings per common share of $0.25
(compared to $0.18 in Q1 2015 and $0.08 in Q2 2014)

◦	Greenpac contribution to net earnings per common share: $0.03
(compared to $0.03 in Q1 2015 and a net loss of $0.01 in Q2 2014)

•	Including specific items

◦	OIBD of $105 million
(compared to $72 million in Q1 2015 (+46%) and $80 million in Q2 2014 (+31%))

◦	Net earnings per common share of $0.25
(compared to a net loss of $0.37 in Q1 2015 and a net loss of $0.88 in Q2 2014)

•	Refinancing of our 2020 senior notes at favourable terms; net debt of $1,693 million (compared to $1,691 million as at March 31, 2015), including $86 million of non-recourse net debt.

FINANCIAL SUMMARY
SELECTED CONSOLIDATED INFORMATION1

(in millions of Canadian dollars, except amounts per common share)	Q2 2015	Q1 2015	Q2 2014

Sales	950	910	910
Excluding specific items[1]
Operating income before depreciation and amortization (OIBD)	103	85	90
Operating income	59	41	47
Net earnings	24	17	7
per common share	$0.25	$0.18	$0.08
Margin (OIBD)	10.8%	9.3%	9.9%
As reported
Operating income before depreciation and amortization (OIBD)	105	72	80
Operating income	61	28	37
Net earnings (loss)	24	(35)	(83)
per common share	$0.25	$(0.37)	$(0.88)
1 - Refer to "Supplemental Information on Non-IFRS Measures" section.

3

SEGMENTED OIBD EXCLUDING SPECIFIC ITEMS1

(in millions of Canadian dollars)	Q2 2015	Q1 2015	Q2 2014

Packaging Products
Containerboard	55	52	43
Boxboard Europe	19	17	20
Specialty Products	14	10	10

Tissue Papers	23	15	23

Corporate Activities	(8)	(9)	(6)
OIBD excluding specific items	103	85	90
1 - Refer to "Supplemental Information on Non-IFRS Measures" section.

These quarterly results represent our best performance for a second quarter since 2009, excluding discontinued operations. Despite a slight sequential strengthening of the Canadian dollar, all of our groups improved their performance, most notably our Tissue Papers and Specialty Products groups experienced a 53% and 40% OIBD improvement respectively. Benefiting from strategic initiatives undertaken over the last few years, the Containerboard Group continued to improve and was the largest contributor to our results with $55 million of OIBD and an OIBD margin of 17%.

During the second quarter, we completed the debt refinancing initiated last year, significantly reducing borrowing costs. Moreover, with the extension of our revolving credit facility completed in July, our earliest debt maturity is now 2019 and we continue to have sufficient liquidity to pursue our current objectives. With regard to earnings per common share, the Greenpac mill continued to perform according to plan contributing $0.03 during the second quarter.

MARIO PLOURDE
President and Chief Executive Officer
August 6, 2015

4

BUSINESS DRIVERS

Cascades' results are impacted by the fluctuations of the U.S. dollar and euro against the Canadian dollar, as well as by energy prices and the cost of raw material.

EXCHANGE RATES	MANUFACTURING SELLING PRICES AND RAW MATERIAL COSTS[1]
For the second quarter of 2015, the average value of the Canadian dollar gained 1% and 3% against the American dollar and the euro respectively, compared to the previous quarter. The Canadian dollar was 11% lower against its U.S. counterpart and 10% higher than the euro compared to the same period last year.

The manufacturing index increased by 3% sequentially due to higher average manufacturing selling prices. Compared to Q2 2014, the index was up 9% due to lower raw material costs.

The converting index was 3% higher sequentially due to higher average converting selling prices. Year over year, the index was 8% higher as lower raw material costs more than offset lower average converting selling prices.

Despite a lower integration rate, the weighted index was up 2% and 7% sequentially and compared to the same period last year respectively, due to the increase in the manufacturing and converting indices.

1.05
1.00
0.95
0.90
0.85
0.80
0.75
0.90
0.85
0.80
0.75
0.70
0.65
0.60
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
US$/CAN$
EURO€/CAN$

6.5x
6.0x
5.5x
5.0x
4.5x
4.0x
3.5x
3.0x
2.5x
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Converting index
Weighted index
Manufacturing index

ENERGY COSTS
With regard to energy costs, the average price of natural gas decreased by 11% compared to the first quarter of 2015 and 43% compared to the same period last year. In the case of crude oil, the average price increased by 3% compared to the previous quarter and was 48% lower than in Q2 2014.

7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
110
100
90
80
70
60
50
40
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Natural gas (US$/mmBtu)
Crude oil (US$/barrel)

SENSITIVITY TABLE

Please refer to page 26 of the 2014 Annual Report for a quantitative estimate of the impact on Cascades' annual operating income before depreciation and amortization (OIBD) of potential changes in the prices of our main products, the costs of certain raw materials and energy, as well as the CAN$/US$ exchange rate, assuming, for each price change, that all other variables remain constant.

1 Please refer to page 25 of the 2014 Annual Report for the definition of indices, selling prices and raw material costs.

5

	2013	2014					2015		Q2 2015 over Q2 2014		Q2 2015 over Q1 2015
These indices should only be used as indicators of trends and they are different from our actual selling prices or purchasing costs.	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	(units)	(%)	(units)	(%)
Selling prices (average)
PACKAGING PRODUCTS
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, Eastern U.S. (transaction)	728	740	740	740	740	740	740	740	—	—%	—	—%
Corrugating medium 26-lb. semichemical, Eastern U.S. (transaction)	698	710	710	700	700	705	693	690	(20)	(3)%	(3)	—%
Boxboard Europe (euro/tonne)
Recycled white-lined chipboard (GD2) index [1]	663	671	671	671	668	670	656	658	(13)	(2)%	2	—%
Virgin coated duplex boxboard (GC2) index [2]	1,086	1,097	1,098	1,095	1,083	1,093	1,061	1,061	(37)	(3)%	—	—%
Specialty Products (US$/ton, tonne for deinked pulp)
Uncoated recycled boxboard - 20pt. bending chip (transaction)	673	690	700	700	700	698	700	700	—	—%	—	—%
Deinked pulp (list; f.o.b; U.S. air-dried & wet-lap, post-consumer)	756	785	800	800	795	795	800	800	—	—%	—	—%
Tissue Papers (US$/ton)
Parent rolls, recycled fibres (transaction)	1,160	1,068	1,038	1,041	997	1,036	955	979	(59)	(6)%	24	3%
Parent rolls, virgin fibres (transaction)	1,366	1,289	1,259	1,270	1,238	1,264	1,228	1,244	(15)	(1)%	16	1%
Raw material (average)
RECYCLED PAPER
North America (US$/ton)
Special news, no. 8 (ONP - Northeast average)	65	63	63	63	63	63	59	58	(5)	(8)%	(1)	(2)%
Corrugated containers, no. 11 (OCC - Northeast average)	108	110	103	96	89	100	81	78	(25)	(24)%	(3)	(4)%
Sorted office papers, no. 37 (SOP - Northeast average)	150	153	155	155	157	155	158	155	—	—%	(3)	(2)%
Europe (euro/tonne)
Recovered paper index [3]	115	115	107	108	105	109	106	116	9	8%	10	9%
VIRGIN PULP (US$/tonne)
Bleached softwood kraft Northern, Eastern U.S.	941	1,017	1,030	1,030	1,025	1,026	995	980	(50)	(5)%	(15)	(2)%
Bleached hardwood kraft Northern mixed, Eastern U.S.	844	872	873	843	835	856	843	873	—	—%	30	4%
Source: RISI and Cascades.

1 The Cascades recycled white-lined chipboard selling prices index is based on published indices and represents an approximation of Cascades' recycled-grade selling prices in Europe. It is weighted by country and has been reset as of January 1, 2015.
2 The Cascades virgin coated duplex boxboard selling prices index is based on published indices and represents an approximation of Cascades' virgin-grade selling prices in Europe. It is weighted by country and has been reset as of January 1, 2015.
3 The Cascades recovered paper index is based on published indices and represents an approximation of Cascades' recovered paper purchase prices in Europe. It is weighted by country, based on the recycled fibre supply mix and has been reset as of January 1, 2015.

6

MANAGEMENT'S DISCUSSION & ANALYSIS

FINANCIAL OVERVIEW - 2014
The start of 2014 was marked by slower-than-usual business activities in January and February, combined with harsh weather conditions prevailing in Québec, Ontario and the U.S. Northeast. This led to lower-than-expected sales volumes and higher energy, transportation and logistics costs in the first quarter. However, our results for the year benefited from the depreciation of the Canadian dollar against the U.S. dollar and the euro, as well as higher selling prices in our Containerboard segment, but these factors were more than offset by higher raw material costs compared to the previous year due to increased use of virgin pulp and external purchases of containerboard parent rolls, mainly from Greenpac. In 2014, we completed several business transactions with the intention of focusing our efforts and resources on strategic core businesses that we want to grow in the future. Please refer to the 2014 Annual Report for all the details.

FINANCIAL OVERVIEW - 2015
The first quarter of the year has been challenging for our Tissue Papers activities as we took production downtimes for equipment maintenance and upgrades, as well as destocking efforts. This group was also impacted by the ramp-up of two new sites in the U.S. Our first quarter is usually slower in terms of business volume where the second and third quarters are the strongest. Lower energy, freight and sub-contracting costs combined with favourable exchange rates and higher volumes led to higher results in the second quarter compared to last year. Our Containerboard Group performed well and the Greenpac mill continues to improve its performance, and contributed positively to our net earnings.

For the 3-month period ended June 30, 2015, the Corporation posted net earnings of $24 million, or $0.25 per common share, compared to a net loss of $83 million, or $0.88 per common share in the same period of 2014. Excluding specific items, which are discussed in detail on pages 11 to 14, we posted net earnings of $24 million during the period, or $0.25 per common share, compared to net earnings $7 million or $0.08 per common share in the same period of 2014. Sales increased by 4%, or $40 million, to reach $950 million during the period, compared to $910 million in the same period of 2014. The Corporation recorded an operating income of $61 million during the period, compared to $37 million in the same period of 2014. Excluding specific items, operating income stood at $59 million during the period, compared to $47 million in the same period of 2014 (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures).

For the 6-month period ended June 30, 2015, the Corporation posted a net loss of $11 million, or $0.12 per common share, compared to a net loss of $84 million, or $0.89 per common share, in the same period of 2014. Excluding specific items, which are discussed in detail on pages 11 to 14, we posted net earnings of $41 million during the period, or $0.43 per common share, compared to net earnings of $8 million or $0.09 per common share in the same period of 2014. Sales increased by 5%, or $87 million, to reach $1,860 million during the period, compared to $1,773 million in the same period of 2014. The Corporation recorded an operating income of $89 million during the period, compared to $73 million in the same period of 2014. Excluding specific items, operating income stood at $100 million during the period, compared to $79 million in the same period of 2014 (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these amounts).

7

KEY PERFORMANCE INDICATORS

In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	2013					2014					2015
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	TOTAL
OPERATIONAL
Total shipments (in '000 s.t.)[1]
Packaging Products
Containerboard	242	269	281	271	1,063	254	286	287	277	1,104	268	282	550
Boxboard Europe	286	287	249	263	1,085	290	283	257	263	1,093	296	286	582
Specialty Products[2]	41	42	45	40	168	41	41	41	37	160	41	44	85
	569	598	575	574	2,316	585	610	585	577	2,357	605	612	1,217
Tissue Papers	143	149	153	138	583	130	140	153	144	567	137	152	289
Total	712	747	728	712	2,899	715	750	738	721	2,924	742	764	1,506

Integration rate[3]
Containerboard	62%	56%	54%	50%	55%	55%	50%	54%	49%	52%	52%	50%	51%
Tissue Papers	69%	70%	71%	72%	70%	71%	70%	69%	69%	70%	68%	64%	66%

Manufacturing capacity utilization rate[4]
Packaging Products
Containerboard	88%	91%	90%	88%	89%	85%	93%	94%	90%	91%	91%	91%	91%
Boxboard Europe	99%	102%	87%	93%	95%	101%	98%	89%	91%	95%	101%	97%	99%
Tissue Papers	98%	98%	100%	93%	97%	90%	95%	100%	89%	93%	84%	90%	87%
Consolidated total	95%	97%	91%	91%	93%	93%	96%	93%	90%	93%	93%	93%	93%

Energy cons.[5] - GJ/ton	12.30	10.69	10.40	11.54	11.22	11.92	11.07	10.36	10.69	11.03	11.19	10.29	10.74

Work accidents[6] - OSHA frequency rate	3.1	3.3	3.1	3.2	3.2	3.3	3.5	3.5	2.9	3.3	3.0	1.9	2.5
FINANCIAL
Return on assets[7]
Packaging Products
Containerboard	8%	9%	10%	11%	11%	12%	13%	13%	13%	13%	15%	16%	16%
Boxboard Europe	6%	6%	6%	7%	7%	9%	10%	11%	10%	10%	10%	10%	10%
Specialty Products	9%	10%	10%	12%	12%	12%	12%	14%	13%	13%	14%	14%	14%
Tissue Papers	18%	18%	18%	18%	18%	17%	15%	13%	12%	12%	11%	11%	11%
Consolidated return on assets	8.0%	8.0%	8.5%	9.3%	9.3%	9.5%	9.6%	9.9%	9.4%	9.4%	9.7%	10.0%	10.0%
Return on capital employed[8]	2.8%	2.9%	3.2%	4.0%	4.0%	4.1%	4.2%	4.4%	4.1%	4.1%	4.4%	4.8%	4.8%

Working capital[9]
In millions of $, at end of period	488	543	485	455	455	526	469	460	379	379	409	428	428
% of sales[10]	14.0%	13.5%	13.1%	12.9%	12.9%	12.9%	12.7%	12.6%	12.3%	12.3%	11.9%	11.6%	11.6%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Industrial Packaging shipments only, for all current and comparative periods.
3 Defined as: Percentage of manufacturing shipments transferred to our converting operations. Containerboard excludes manufacturing shipments from our North American boxboard operations presented as discontinued operations.
4 Defined as: Manufacturing internal and external shipments/practical capacity. Excluding discontinued operations and Specialty Products Group manufacturing activities.
5 Average energy consumption for manufacturing mills only, excluding RdM. Not adjusted for discontinued operations.
6 Excluding RdM for all periods and Djupafors starting in Q2 2014. Not adjusted for discontinued operations.
7 Return on assets is a non-IFRS measure defined as the last twelve months' (“LTM”) OIBD excluding specific items/LTM quarterly average of total assets. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for discontinued operations.
8 Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM operating income, including our share of core joint ventures, excluding specific items, divided by the
LTM quarterly average of capital employed. Capital employed is defined as the total assets less trade and other payables. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale. Starting in Q1 2015, it includes our investment in Greenpac. Not adjusted for discontinued operations.
9 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Not adjusted for assets of disposal group classified as held for sale.
Not adjusted for discontinued operations.
10 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale. Not adjusted for discontinued operations.

8

HISTORICAL FINANCIAL INFORMATION

	2013					2014					2015
(in millions of Canadian dollars, unless otherwise noted)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	TOTAL
Sales
Packaging Products
Containerboard	240	277	297	281	1,095	271	305	310	295	1,181	300	322	622
Boxboard Europe	198	203	183	202	786	232	220	193	196	841	216	202	418
Specialty Products	132	139	142	135	548	140	146	145	137	568	135	146	281
Inter-segment sales	(12)	(12)	(13)	(13)	(50)	(13)	(13)	(10)	(13)	(49)	(12)	(13)	(25)
	558	607	609	605	2,379	630	658	638	615	2,541	639	657	1,296
Tissue Papers	241	264	279	249	1,033	245	257	282	270	1,054	274	299	573
Inter-segment sales and Corporate activities	(10)	(12)	(10)	(10)	(42)	(12)	(5)	(11)	(6)	(34)	(3)	(6)	(9)
Total	789	859	878	844	3,370	863	910	909	879	3,561	910	950	1,860
Operating income (loss)
Packaging Products
Containerboard	15	26	34	29	104	22	29	34	23	108	39	41	80
Boxboard Europe	2	3	3	3	11	15	11	4	(1)	29	9	9	18
Specialty Products	5	6	6	(1)	16	4	(4)	8	(2)	6	5	9	14
	22	35	43	31	131	41	36	46	20	143	53	59	112
Tissue Papers	18	23	29	36	106	9	11	20	8	48	2	10	12
Corporate activities	(17)	(17)	(13)	(14)	(61)	(14)	(10)	(15)	(15)	(54)	(27)	(8)	(35)
Total	23	41	59	53	176	36	37	51	13	137	28	61	89
OIBD excluding specific items[1]
Packaging Products
Containerboard	27	36	41	46	150	31	43	46	44	164	52	55	107
Boxboard Europe	11	12	11	23	57	24	20	14	14	72	17	19	36
Specialty Products	9	11	12	9	41	8	10	12	10	40	10	14	24
	47	59	64	78	248	63	73	72	68	276	79	88	167
Tissue Papers	29	33	39	32	133	20	23	32	21	96	15	23	38
Corporate activities	(9)	(10)	(9)	(11)	(39)	(8)	(6)	(11)	(7)	(32)	(9)	(8)	(17)
Total	67	82	94	99	342	75	90	93	82	340	85	103	188
Net earnings (loss)	(8)	2	11	6	11	(1)	(83)	(16)	(47)	(147)	(35)	24	(11)
Excluding specific items[1]	(4)	8	7	18	29	1	7	4	8	20	17	24	41
Net earnings (loss) per common share (in dollars)
Basic and diluted	$(0.09)	$0.03	$0.12	$0.05	$0.11	$(0.01)	$(0.88)	$(0.17)	$(0.51)	$(1.57)	$(0.37)	$0.25	$(0.12)
Basic, excluding specific items[1]	$(0.04)	$0.09	$0.07	$0.19	$0.31	$0.01	$0.08	$0.04	$0.08	$0.21	$0.18	$0.25	$0.43
Net earnings (loss) from continuing operations per basic and diluted common share (in dollars)	$(0.05)	$0.06	$0.28	$0.15	$0.44	$(0.02)	$(0.23)	$(0.20)	$(0.23)	$(0.68)	$(0.39)	$0.27	$(0.12)

Cash flow from continuing operations	48	42	83	58	231	57	34	82	71	244	35	70	105

Net debt[2]	1,581	1,675	1,601	1,612	1,612	1,708	1,645	1,640	1,613	1,613	1,691	1,693	1,693
US$/CAN$ - Average	$0.99	$0.98	$0.96	$0.95	$0.97	$0.91	$0.92	$0.92	$0.88	$0.91	$0.81	$0.81	$0.81
EURO€/CAN$ - Average	$0.75	$0.75	$0.73	$0.70	$0.73	$0.66	$0.67	$0.69	$0.70	$0.68	$0.72	$0.74	$0.73
Natural Gas Henry Hub - US$/mmBtu	$3.34	$4.09	$3.58	$3.60	$3.65	$4.94	$4.67	$4.06	$4.00	$4.42	$2.98	$2.64	$2.81

Sources: Bloomberg and Cascades.
1 See “Forward-looking statements and supplemental information on non-IFRS measures” on page 2 .
2 Defined as total debt less cash and cash equivalents. Refer to ''Supplemental information on non-IFRS measures'' for a reconciliation of this amount for current and comparative periods.

9

BUSINESS HIGHLIGHTS

In 2015 and 2014, the Corporation completed transactions in order to optimize its asset base and streamline its cost structure. The following transactions and announcements, which occurred in both years, should be taken into consideration when reviewing the overall or segmented analysis of the Corporation's results.

BUSINESS CLOSURES, RESTRUCTURING AND DISPOSALS

BOXBOARD EUROPE

•
On April 9, 2014, following a consultation process with the unions, the Corporation announced the closure of its subsidiary Cascades Djupafors, located in Ronneby, Sweden, which definitively ceased its operations on June 15, 2014. Results and cash flows are classified as discontinued operations for the current and comparative periods.

SPECIALTY PRODUCTS GROUP

•
On June 30, 2014, we sold our fine papers activities to Les Entreprises Rolland, a subsidiary of H.I.G. Capital. The final selling price adjustment on working capital was concluded in the beginning of the third quarter of 2015, and will result in a $2 million payment from the Corporation. Results and cash flows are classified as discontinued operations for the current and comparative periods.

•
On July 9, 2014, we announced the permanent closure of our kraft paper manufacturing activities located in East Angus, Québec. On September 26, 2014, we definitively ceased operations of the mill. Results and cash flows are classified as discontinued operations for the current and comparative periods.

CONTAINERBOARD GROUP

•
On December 11, 2014, the Corporation announced that it had reached an agreement for the sale of its North American boxboard manufacturing and converting assets for $45 million. The transaction was closed on February 4, 2015. The final selling price adjustment on working capital is pending, with no material impact to the Corporation expected. Results and cash flows are classified as discontinued operations for the current and comparative periods.

•
On November 27, 2013, the Corporation announced the creation of a new joint venture with Maritime Paper Products Limited in the Atlantic provinces related to our plants in St. John's, Newfoundland, and Moncton, New Brunswick. The transaction was closed on January 31, 2014.

SIGNIFICANT FACTS AND DEVELOPMENTS

i. On July 7, 2015, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment provides that the term of the facility will be extended to July 2019, and that the applicable pricing grid will be slightly lowered to better reflect market conditions. The other existing financial conditions will remain essentially unchanged.
ii. On May 19, 2015, the Corporation issued US$250 million ($305 million) aggregate principal amount of 5.75% senior notes due in 2023. The Corporation used the proceeds from this offering of notes to repurchase a total of US$250 million aggregate principal amount of 7.875% senior notes due in 2020 for a total consideration of US$250 million ($305 million). The Corporation also paid premiums of US$11 million ($13 million) to repurchase the 2020 notes as well as fees and expenses in connection with the offering and the tender offer totaling $5 million. The refinancing of these notes will reduce our future interest expense by approximately US$6 million annually.
iii. On April 17, 2015, we announced the installation of a new state-of-the-art converting line in the Candiac plant, located in Québec, for the manufacturing of high-quality paper towels. In addition, we will upgrade two converting lines in Candiac and Kingsey Falls, Québec, that will also produce high-end tissue products more effectively. The start-up of the new line in Candiac is planned for July 2015, while the improved converting lines are scheduled to begin production in the first quarter of 2016.
iv. During the fourth quarter of 2014, we announced the acquisition and installation, for $13 million, of two new printing presses for the Containerboard activities in our Vaudreuil and Drummondville, Québec plants, which specialize in manufacturing corrugated packaging products. This investment will allow us to respond more quickly to our customers' needs, offer packaging products of greater quality, increase our productivity and should gradually contribute to our results in 2015.
v. In 2014, we started the operations of our recent investments in our Tissue Papers Group. After their ramp-up period, these investments should gradually improve our results in 2015. Please refer to the 2014 Annual Report for more details on these investments.
vi. In 2014, we refinanced our 7.75% unsecured senior notes of US$500 million ($540 million) and $200 million, due in 2017 and in 2016, respectively. The Corporation issued 5.50% unsecured senior notes of US$550 million ($596 million), due in 2022, and 5.50% unsecured senior notes of $250 million, due in 2021. We allocated the proceeds of these new notes to repurchase the US$500 million ($540 million) notes due in 2017 and the $200 million notes due in 2016. The remaining amounts (US$50 million ($56 million) and $50 million) were used to pay a premium totaling $31 million and refinancing costs of $13 million and to reduce our credit facility utilization. The refinancing of these notes will reduce our future interest expense by approximately US$8 million and $6 million annually.

10

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND NET EARNINGS (LOSS)

The Corporation incurred some specific items in the first half of 2015 and 2014 that adversely or positively affected its operating results. We believe it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation's results between periods, notwithstanding these specific items.

The reconciliation of the specific items included in operating income (loss) by business segment is as follows:

	For the 3-month period ended June 30, 2015
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	41	9	9	10	(8)	61
Depreciation and amortization	14	8	5	13	4	44
Operating income (loss) before depreciation and amortization	55	17	14	23	(4)	105
Specific items :
Impairment charges	—	1	—	—	—	1
Restructuring costs	—	1	—	—	2	3
Unrealized gain on financial instruments	—	—	—	—	(6)	(6)
	—	2	—	—	(4)	(2)
Operating income (loss) before depreciation and amortization - excluding specific items	55	19	14	23	(8)	103
Operating income (loss) - excluding specific items	41	11	9	10	(12)	59

	For the 3-month period ended June 30, 2014
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	29	11	(4)	11	(10)	37
Depreciation and amortization	13	9	6	12	3	43
Operating income (loss) before depreciation and amortization	42	20	2	23	(7)	80
Specific items :
Impairment charges	—	—	8	—	—	8
Unrealized loss on financial instruments	1	—	—	—	1	2
	1	—	8	—	1	10
Operating income (loss) before depreciation and amortization - excluding specific items	43	20	10	23	(6)	90
Operating income (loss) - excluding specific items	30	11	4	11	(9)	47

11

	For the 6-month period ended June 30, 2015
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	80	18	14	12	(35)	89
Depreciation and amortization	27	16	10	26	9	88
Operating income (loss) before depreciation and amortization	107	34	24	38	(26)	177
Specific items :
Impairment charges	—	1	—	—	—	1
Restructuring costs	—	1	—	—	2	3
Unrealized loss on financial instruments	—	—	—	—	7	7
	—	2	—	—	9	11
Operating income (loss) before depreciation and amortization - excluding specific items	107	36	24	38	(17)	188
Operating income (loss) - excluding specific items	80	20	14	12	(26)	100

	For the 6-month period ended June 30, 2014
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	51	26	—	20	(24)	73
Depreciation and amortization	27	18	10	23	8	86
Operating income (loss) before depreciation and amortization	78	44	10	43	(16)	159
Specific items :
Gain on acquisitions, disposals and others	(5)	—	—	—	—	(5)
Impairment charges	—	—	8	—	—	8
Unrealized loss on financial instruments	1	—	—	—	2	3
	(4)	—	8	—	2	6
Operating income (loss) before depreciation and amortization - excluding specific items	74	44	18	43	(14)	165
Operating income (loss) - excluding specific items	47	26	8	20	(22)	79

GAIN ON ACQUISITIONS, DISPOSALS AND OTHERS
In the first half of 2015 and 2014, the Corporation recorded the following item:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Gain on a joint-venture contribution	—	—	—	(5)

2014
On January 31, the Corporation concluded the creation of a new joint venture for converting corrugated board activities in the Atlantic provinces with Maritime Paper Products Limited (MPPL). This transaction resulted in a gain of $5 million.

12

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS
In the first half of 2015 and 2014, the Corporation recorded the following impairment charges and restructuring costs:

	For the 3-month periods ended June 30,				For the 6-month periods ended June 30,
	2015		2014		2015		2014
(in millions of Canadian dollars)	Impairment charges	Restructuring costs	Impairment charges	Restructuring costs	Impairment charges	Restructuring costs	Impairment charges	Restructuring costs
Boxboard Europe Group	1	1	—	—	1	1	—	—
Specialty Product Group	—	—	8	—	—	—	8	—
Corporate activities	—	2	—	—	—	2	—	—
	1	3	8	—	1	3	8	—

2015
In the second quarter, the Boxboard Europe Group recorded impairment charges of $1 million and severance provision adjustment totaling $1 million related to plants closed over the past years.

Also in the second quarter, the Corporate segment incurred $2 million of severance costs in relation to the reorganization of its activities.

2014
In the second quarter, the Specialty Products Group recorded impairment charges of $2 million on property, plant and equipment, and the amount of $3 million on spare parts due to sustained challenging business conditions for a plant manufacturing consumer goods made from recovered plastics in its consumer products sub-segment. On September 30, 2014, the plant was sold to Laurent Lemaire, a director and major shareholder of the Corporation, at a value determined to be fair by the independent members of the Board. The independent directors of the Board reviewed all options for this business and determined that the sale to Mr. Lemaire was in the best interests of the Corporation and the employees of the consumer plastics business. The Group also recorded impairment charges of $3 million in the second quarter on other assets.

DERIVATIVE FINANCIAL INSTRUMENTS
In the first half of 2015, the Corporation recorded an unrealized loss of $7 million ($6 million gain in the second quarter), compared to an unrealized loss of $3 million ($2 million loss in the second quarter) in the same period of 2014, on certain financial instruments not designated for hedge accounting.

LOSS ON REFINANCING OF LONG-TERM DEBT
Following the refinancing of the Corporation's 2020 unsecured senior notes during the second quarter of 2015, we recorded premiums of $13 million to repurchase and redeem our notes before their maturities. We also wrote off financing costs and discounts related to the redeemed notes for a total amount of $6 million.

Following the refinancing of the Corporation's 2016 and 2017 unsecured senior notes on June 19, 2014, we recorded premiums of $30 million to repurchase and redeem our notes before their maturities. We also wrote-off financing costs and discounts related to the existing notes, in the amount of $14 million.

FOREIGN EXCHANGE LOSS (GAIN) ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS
In the first half of 2015, the Corporation recorded a loss of $32 million ($13 million gain in the second quarter), compared to a gain of $7 million ($13 million gain in the second quarter) in the same period of 2014, on its US$-denominated debt and related financial instruments. This is composed of a loss of $30 million ($6 million gain in the second quarter of 2015) compared to a gain of $6 million in the same period of 2014 ($11 million gain in the second quarter), on our US$-denominated long-term debt net of our net investment hedge in the U.S. and forward exchange contracts designated as hedging instruments. It also includes a loss of $2 million in the first half of 2015 ($7 million gain in the second quarter), compared to a gain of $1 million in the same period of 2014 ($2 million gain in the second quarter), on foreign exchange forward contracts not designated for hedge accounting.

13

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES
In January 2015, our associate Boralex proceeded with a public offering of common shares to repay in full a bridge loan in connection with its acquisition of Enel Green Power France SAS in December 2014. The Corporation's participation in Boralex decreased to 27.44%, compared to 34.23% as at December 31, 2014, which resulted in a dilution gain of $9 million for the Corporation.

In February 2015, Boralex acquired the non-controlling interest of Boralex Europe and became its sole shareholder. The excess of amount paid over carrying value totaling $51 million was accounted for by Boralex as a decrease in net assets and retained earnings. Our $14 million share of the decrease is recorded under share of results of associates and joint venture in the consolidated statement of earnings (loss).

DISCONTINUED OPERATIONS
On December 11, 2014, the Containerboard Group announced that it had reached an agreement for the sale of its boxboard activities in North America to Graphic Packaging Holding Company for $45 million before selling price adjustment. The sale was completed on February 4, 2015, and the Corporation received $46 million in the first quarter. During the second quarter of 2015, the Corporation paid a $4 million selling price adjustment. The transaction is still subject to selling price adjustment as at June 30, 2015, and should be finalized during the third quarter. In 2015, the Corporation recorded a loss of $4 million ($1 million loss in the second quarter) before related income tax of $1 million (nil for the second quarter).

The Containerboard Group also recorded a $4 million gain in the first quarter of 2015 on the reversal of a post-employment benefit liability which was not part of the transaction, but settled as a consequence of the sale.

On June 30, 2014, we sold our fine papers activities of the Specialty Products Group to Les Entreprises Rolland, a subsidiary of H.I.G. Capital. The Corporation finalized the working capital selling price adjustment related to this transaction and recorded a $1 million gain in the second quarter of 2015 by reducing its selling price adjustment provision to $2 million, which will be paid during the third quarter. The Corporation also sold a piece of land which was not part of the transaction and recorded a $1 million reversal of impairment.

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Net earnings (loss), a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Net earnings (loss) attributable to Shareholders for the period	24	(83)	(11)	(84)
Net earnings attributable to non-controlling interest	2	3	4	7
Net loss from discontinued operations	2	61	—	60
Provision for (recovery of) income taxes	8	(5)	4	(7)
Share of results of associates and joint ventures	(5)	2	(9)	2
Foreign exchange loss (gain) on long-term debt and financial instruments	(13)	(13)	32	(7)
Financing expense, interest expense on employee future benefits and loss on refinancing of long-term debt	43	72	69	102
Operating income	61	37	89	73
Specific items:
Gain on acquisitions, disposals and others	—	—	—	(5)
Impairment charges	1	8	1	8
Restructuring costs	3	—	3	—
Unrealized loss (gain) on financial instruments	(6)	2	7	3
	(2)	10	11	6
Operating income - excluding specific items	59	47	100	79
Depreciation and amortization	44	43	88	86
Operating income before depreciation and amortization - excluding specific items	103	90	188	165

14

The following table reconciles net earnings (loss) and net earnings (loss) per common share with net earnings excluding specific items and net earnings per common share excluding specific items:

	NET EARNINGS (LOSS)				NET EARNINGS (LOSS) PER COMMON SHARE[1]
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars, except amount per common share)	2015	2014	2015	2014	2015	2014	2015	2014
As per IFRS	24	(83)	(11)	(84)	$0.25	$(0.88)	$(0.12)	$(0.89)
Specific items:
Gain on acquisitions, disposals and others	—	—	—	(5)	—	—	—	$(0.04)
Impairment charges	1	8	1	8	—	$0.06	—	$0.06
Restructuring costs	3	—	3	—	$0.02	—	$0.02	—
Unrealized loss (gain) on financial instruments	(6)	2	7	3	$(0.04)	$0.01	$0.06	$0.02
Loss on refinancing of long-term debt	19	44	19	44	$0.15	$0.35	$0.15	$0.35
Foreign exchange loss (gain) on long-term debt and financial instruments	(13)	(13)	32	(7)	$(0.12)	$(0.12)	$0.29	$(0.07)
Share of results of associates and joint ventures	—	2	5	2	—	$0.02	$0.05	$0.02
Included in discontinued operations, net of tax	(1)	61	(2)	61	$(0.01)	$0.64	$(0.02)	$0.64
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest[1]	(3)	(14)	(13)	(14)	—	—	—	—
	—	90	52	92	—	$0.96	$0.55	$0.98
Excluding specific items	24	7	41	8	$0.25	$0.08	$0.43	$0.09
1 Specific amounts per common share are calculated on an after-tax basis and net of the portion attributable to non-controlling interest.

The following table reconciles cash flow from operating activities from continuing operations with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Cash flow from operating activities from continuing operations	49	23	58	24
Changes in non-cash working capital components	21	11	47	67
Depreciation and amortization	(44)	(43)	(88)	(86)
Net income taxes paid	2	2	7	—
Net financing expense paid	12	35	56	52
Premium paid on long-term debt refinancing	13	20	13	20
Gain on acquisitions, disposals and others	—	—	—	5
Impairment charges and restructuring costs	(1)	(8)	(1)	(8)
Unrealized gain (loss) on financial instruments	6	(2)	(7)	(3)
Dividend received, employee future benefits and others	3	(1)	4	2
Operating income	61	37	89	73
Depreciation and amortization	44	43	88	86
Operating income before depreciation and amortization	105	80	177	159

15

The following table reconciles cash flow from operating activities from continuing operations with cash flow from operating activities from continuing operations (adjusted) and cash flow from operating activities from continuing operations excluding specific items:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Cash flow from continuing operations	49	23	58	24
Changes in non-cash working capital components	21	11	47	67
Cash flow from continuing operations (adjusted)	70	34	105	91
Specific items, net of current income taxes:
Restructuring costs	3	—	3	—
Premium paid on long-term debt refinancing	13	20	13	20
Excluding specific items	86	54	121	111

The following table reconciles the total debt and the net debt with the net debt on operating income before depreciation and amortization (OIBD) excluding specific items ratio:

(in millions of Canadian dollars)	June 30, 2015	December 31, 2014
Long-term debt	1,306	1,556
Current portion of other long-term debt	35	40
Current portion of revolving credit facility refinanced in July 2015	348	—
Bank loans and advances	28	46
Total debt	1,717	1,642
Less : Cash and cash equivalents	24	29
Net debt	1,693	1,613
OIBD excluding specific items on a last twelve months basis	363	340
Net debt / OIBD excluding specific items ratio	4.7	4.7

16

FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

SALES
Sales increased by 4%, or $40 million, to reach $950 million in the second quarter of 2015, compared to $910 million in the same period of 2014. The 11% average depreciation of the Canadian dollar against the U.S. dollar, despite the 10% appreciation against the euro, explains $28 million of this increase. Higher volumes, especially from the tissue papers segment, increased sales by $29 million compared to the same period of 2014. On the other hand, lower average selling prices in all segments except Containerboard had an $8 million negative impact on sales.

OPERATING INCOME FROM CONTINUING OPERATIONS
The Corporation generated an operating income of $61 million in the second quarter of 2015, compared to $37 million in the same period of 2014, which is an increase of $24 million. Part of the increase in operating income is explained by the unfavourable specific items recorded in 2014 as described on pages 11 to 14. The higher volumes, the depreciation of the Canadian dollar against the U.S. dollar and lower energy prices positively contributed to operating income for $10 million, $6 million and $5 million respectively. However, as explained above, these elements were partly offset by lower average selling prices for $8 million. Although purchase costs of raw material were generally favourable compared to last year, higher external purchase of parent rolls and a different mix of supply consumed led to a net negative impact of $2 million on operating income. Slightly higher depreciation expense also impacted the operating income, mainly due to the lower Canadian dollar against the U.S. dollar.

Excluding specific items, the operating income stood at $59 million in the second quarter of 2015, compared to $47 million in the same period of 2014 (see the “Supplemental Information on Non-IFRS Measures” and ''Specific Items Included in Operating Income and Net Earnings (Loss))'' sections for reconciliation of these amounts).

The main variances in sales and operating income in the second quarter of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income ($M)

910
29
28
(1)
(8)
(8)
950
Sales Q2 2014
Volume
F/X CAN$
Business disposals
Selling price & mix
Other intercompany eliminations
Sales Q2 2015

37
43
10
90
10
6
5
2
(2)
(8)
103
2
(44)
61
Q2 2014 Operating income
Depreciation & amortization
Specific items
Q2 2014 OIBD[4]
Volume
F/X CAN$[2]
Energy
Other costs[3]
Business disposals
Raw materials[1]
Selling price & mix
Q2 2015 OIBD[4]
Specific items
Depreciation & amortization
Q2 2015 Operating income

1 Raw material: The impacts of these estimated costs are based on production costs per unit shipped externally, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw material such as plastics and woodchips.
2 F/X CAN$: The estimated impact of the exchange rate is based on the Corporation's Canadian export sales less purchases, denominated in US$, that are impacted by exchange rate fluctuations and by our non-Canadian subsidiaries OIBD translation into CAN$. It also includes the impact of the exchange rate variation on the Corporation's Canadian units in currency other than the CAN$
working capital items and cash positions, as well as our hedging transactions. It excludes indirect sensitivity (please refer to page 26 of the 2014 Annual Report for more details).
3 Other costs: Other costs include the impact of variable and fixed costs based on production costs per unit shipped externally, which are affected by downtimes, efficiencies and product mix changes.
4 OIBD: Excluding specific items.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 18 to 25).

17

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate[1]	U.S. containerboard inventories at box plants and mills[2]
For the second quarter of 2015, the U.S. containerboard production was up 3% sequentially and compared to the same period last year. The industry's average capacity utilization rate increased to 98% during the quarter.

The average inventory level decreased by 2% sequentially, but increased 6% compared to the same period last year. At the end of June, weeks of supply averaged 4.2, a figure slightly above the level of June last year of 4.0.

1 Source: RISI
2 Source: Fiber box association

Our Performance

The main variances in sales and operating income for the Containerboard Group in the second quarter of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income ($M)

305
13
7
1
(1)
(3)
322
Sales Q2 2014
F/X CAN$
Selling price & mix
Other intercompany eliminations
Business disposals
Volume
Sales Q2 2015

29
13
1
43
7
6
2
(1)
(2)
55
(14)
41
Q2 2014 Operating income
Depreciation & amortization
Specific items
Q2 2014 OIBD4
Selling price & mix
Raw materials1
Energy
F/X CAN$2
Business disposals
Volume
Other costs3
Q2 2015 OIBD4
Specific items
Depreciation & amortization
Q2 2015 Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the second quarters of 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

18

Q2 2014	Q2 2015	Change in %

Shipments[1] ('000 s.t.)		-1%
286	282

Average Selling Price
(CAN$/unit)
1,068	1,142	7%
(US$/unit)
980	929	-5%

Sales ($M)		6%
305	322

Operating income ($M)
(as reported)
29	41	41%

(excluding specific items)		37%
30	41

OIBD ($M)
(as reported)
42	55	31%
% of sales
14%	17%

(excluding specific items)
43	55	28%
% of sales
14%	17%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

2 Since our participation in Greenpac is accounted for using the equity method, all transactions are accounted for as external.

Shipments decreased by 1%, or 4,000 s.t., to 282,000 s.t. in the second quarter of 2015, compared to 286,000 s.t. in the same period of 2014. The mills’ external shipments decreased by 3,000 s.t. or 3%, as the mills operating rate went down by 3% mainly explained by a 3-day shutdown in the second quarter of 2015 at our Niagara Falls mill.

The total average selling price went up by $74, or 7%, to $1,142 per s.t. in the second quarter of 2015 compared to $1,068 per s.t. in the same period of 2014. Our mills and our corrugated products plants’ average selling price denominated in Canadian dollar both increased by 8%. The weakening of the Canadian dollar positively impacted the average selling price of our primary and converting sectors.

As a result, the Containerboard Group’s sales increased by $17 million, or 6%, to $322 million in the second quarter of 2015, compared to $305 million in the same period of 2014. Excluding the volume decrease highlighted previously which contributed to removing $3 million of sales, all key factors impacting the Group’s sales were positive. The 11% depreciation of the Canadian dollar compared to the U.S. dollar added $13 million of sales while higher average selling prices generated another $5 million of sales. In addition, the Group’s product mix favourably impacted sales by $2 million since we sold a higher proportion of converted products sold at a higher price during the second quarter of 2015.

Excluding specific items, operating income stood at $41 million in the second quarter of 2015, compared to $30 million in the same period of 2014, an increase of $11 million mainly driven by a higher average selling price and a lower average fibre cost. These two factors jointly added $13 million of operating income. Also, energy positively impacted our operating income by $2 million while selling and administration costs subtracted $2 million from our operating income. Finally, the shortfall of volume negatively impacted our results by $1 million, mostly explained by the reduction of the mill’s external shipments.

In the second quarter of 2014, the Containerboard Group recorded an unrealized loss of $1 million on certain financial instruments not designated for hedge accounting.

Finally, we are also recording our share of results of our associate Greenpac2 mill (59.7%). In the second quarter of 2015, Greenpac had a positive contribution of $3 million ($1 million loss in the second quarter of 2014) to the share of results of associates and joint ventures.

19

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Industry

European industry's order inflow of coated boxboard from Europe1
In Europe, order inflows of white-lined chipboard (WLC) increased by 17% compared to the same period last year. Sequentially, order inflows were 4% higher. WLC prices were slightly higher during the quarter for countries where Reno De Medici is active in Europe, as recycled boxboard price increases gradually started to be implemented in June. For folding boxboard (FBB), order inflows were 10% higher than in Q2 2014 and Q1 2015.

Coated recycled boxboard industry's order inflow from Europe (White-lined chipboard (WLC) - 5-week weekly moving average)	Virgin coated duplex boxboard industry's order inflow from Europe (Folding boxboard (FBB) - 5-week weekly moving average)

1 Source: CEPI Cartonboard

Our Performance

The main variances in sales and operating income for the Boxboard Europe Group in the second quarter of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income ($M)

220
3
1
(2)
(20)
202
Sales Q2 2014
Volume
Other intercompany eliminations
Business disposals
Selling price & mix
F/X CAN$
Sales Q2 2015

11
9
20
3
1
1
(2)
(2)
(2)
19
(2)
(8)
9
Q2 2014 Operating income
Depreciation & amortization
Specific items
Q2 2014 OIBD4
Energy
Other costs3
Volume
Business disposals
Raw materials1
F/X CAN$2
Selling price & mix
Q2 2015 OIBD4
Specific items
Depreciation & amortization
Q2 2015 Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the second quarters of 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

20

Q2 2014	Q2 2015	Change in %

Shipments[1] ('000 s.t.)		1%
283	286

Average Selling Price[2]
(CAN$/unit)
781	708	-9%
(euro€/unit)
522	521	—%

Sales ($M)		-8%
220	202

Operating income ($M)
(as reported)
11	9	-18%

(excluding specific items)		—%
11	11

OIBD ($M)
(as reported)
20	17	-15%
% of sales
9%	8%

(excluding specific items)
20	19	-5%
% of sales
9%	9%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Shipments increased slightly by 3,000 s.t., or 1%, to 286,000 s.t. in the second quarter of 2015 compared to 283,000 s.t. in the same period of 2014. The increase is mostly due to our virgin boxboard activities, while the recycled boxboard shipments remained stable.

The total average selling price went down by $73, or 9%, to $708 per s.t. in the second quarter of 2015 compared to $781 in the same period of 2014, resulting mainly from the 10% appreciation of the Canadian dollar against the euro. The average selling price in euro decreased by €1, to €521, in the second quarter of 2015, compared to €522 in the same period of 2014. The recycled activities average selling price was down by €2 while the virgin boxboard activities' average selling price was down by €13 in the second quarter of 2015 compared to the same period of 2014. However, as the group sales had a a higher proportion of virgin boxboard in 2015, the decrease in average selling price was limited to €1.

As a result, the Boxboard Europe Group’s sales decreased by $18 million, or 8%, to $202 million in the second quarter of 2015 compared to $220 million in the same period of 2014. The 10% appreciation of the Canadian dollar against the euro explains $20 million of the decrease in sales. However, higher volumes coming from our virgin boxboard activities generated $3 million in additional sales, but was partly offset by a lower average selling price of $2 million.

Excluding specific items, operating income remained at $11 million in the second quarter of 2015 compared to the same period of 2014. Lower energy costs in France and Italy and higher volumes coming from our virgin boxboard activities accounted for $3 million and $1 million respectively. On the other hand, the appreciation of the Canadian dollar against the euro decreased the operating income by $2 million, and the higher cost of virgin pulp also generated a decrease of $2 million. As discussed, the lower average selling price also had an impact of $2 million.

In the second quarter of 2015, the Boxboard Europe Group recorded impairment charges of $1 million and severance provision adjustment totaling $1 million related to plants closed over the past years.

21

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Industry

Reference prices - Recycled fibre costs in North America[1]	Reference prices - Uncoated recycled boxboard[1]
Brown recycled paper prices stabilized during the quarter due to paper machine restarts and, as congestion diminished on the West Coast ports. Nevertheless, prices are down 4% and 23% compared to the previous quarter and the same period last year, respectively. Prices for white and groundwood recycled paper grades have been relatively stable for more than a year now.
The average reference price for uncoated recycled boxboard remained flat during the quarter compared to the previous quarter and the same period last year.

1 Source: RISI

Our Performance

The main variances in sales and operating income (loss) for the Specialty Products Group in the second quarter of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income (loss) ($M)

146
8
6
(5)
(9)
146
Sales Q2 2014
F/X CAN$
Volume
Business disposals
Selling price & mix
Other intercompany eliminations
Sales Q2 2015

(4)
6
8
10
4
3
2
(5)
14
(5)
9
Q2 2014 Operating loss
Depreciation & amortization
Specific items
Q2 2014 OIBD4
F/X CAN$2
Volume
Other costs3
Raw materials1
Business disposals
Energy
Selling price & mix
Q2 2015 OIBD4
Specific items
Depreciation & amortization
Q2 2015 Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the second quarters of 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

22

Q2 2014	Q2 2015	Change in %

Shipments[1] ('000 s.t.)		7%
41	44

Sales ($M)		—%
146	146

Operating income (loss) ($M)
(as reported)
(4)	9	325%

(excluding specific items)		125%
4	9

OIBD ($M)
(as reported)
2	14	600%
% of sales
1%	10%

(excluding specific items)
10	14	40%
% of sales
7%	10%

1 Industrial packaging shipments only. Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments increased by 7%, or 3,000 s.t., to 44,000 s.t. in the second quarter of 2015, compared to 41,000 s.t. in the same period of 2014.

The Specialty Products Group's sales remained stable at $146 million in the second quarter of 2015, compared to the same period of 2014. The 11% depreciation of the Canadian dollar against the U.S. dollar and higher volume in most of our sectors contributed positively for $8 million and $6 million respectively. This was offset by the higher integration rate as well as the mix of material sorted and lower selling price in our Recovery and Recycling sector, which negatively contributed to sales for $9 million and $5 million respectively.

Excluding specific items, operating income stood at $9 million in the second quarter of 2015, compared to $4 million in the same period of 2014, an increase of $5 million. A favourable exchange rate, additional sales volumes in most of our sectors and lower production costs accounted for $4 million, $3 million and $2 million of the increase respectively. These were partly offset by lower spread resulting from lower selling prices especially in our Recovery and Recycling sector, which lowered operating income by $5 million.

In the second quarter of 2014, the Specialty Products Group recorded impairment charges of $2 million on property, plant and equipment, and $3 million on spare parts due to sustained challenging business conditions for a plant manufacturing consumer goods made from recovered plastics in its consumer products sub-segment. The Group also recorded impairment charges of $3 million on other assets.

23

TISSUE PAPERS

Our Industry

U.S. tissue paper industry - production (parent rolls) and capacity utilization rate[1]	U.S. tissue paper industry - converted product shipments[1]
During the second quarter of 2015, production of parent rolls reached 2.2 millions tons. Sequentially, production increased by 4% while it was 2% higher year over year. The average capacity utilization rate for the quarter remained strong at 96%.

For Q2 2015, shipments in the away-from-home market grew by 14% sequentially and 3% compared to the same period last year. As for shipments in the retail market, they were 2% higher than the previous quarter and year over year.

1 Source: RISI

Our Performance

The main variances in sales and operating income for the Tissue Papers Group in the second quarter of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income ($M)

257
27
23
(8)
299
Sales Q2 2014
F/X CAN$
Volume
Business disposals
Other intercompany eliminations
Selling price & mix
Sales Q2 2015

11
12
23
7
4
2
1
(6)
(8)
23
(13)
10
Q2 2014 Operating income
Depreciation & amortization
Specific items
Q2 2014 OIBD4
Volume
F/X CAN$2
Other costs3
Energy
Business disposals
Raw materials1
Selling price & mix
Q2 2015 OIBD4
Specific items
Depreciation & amortization
Q2 2015 Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the second quarters of 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

24

Q2 2014	Q2 2015	Change in %

Shipments[1] ('000 s.t.)		9%
140	152

Average Selling Price
(CAN$/unit)
1,840	1,960	7%
(US$/unit)
1,688	1,595	-6%

Sales ($M)		16%
257	299

Operating income ($M)
(as reported)
11	10	-9%

(excluding specific items)		-9%
11	10

OIBD ($M)
(as reported)
23	23	—%
% of sales
9%	8%

(excluding specific items)
23	23	—%
% of sales
9%	8%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments increased by 12,000 s.t., or 9%, to 152,000 s.t. in the second quarter of 2015, compared to 140,000 s.t. in the same period of 2014. Jumbo Roll external shipments increased by 12,000 s.t., or 30%, to 52,000 s.t. in the second quarter of 2015 due to the new paper machine in Oregon, compared to 40,000 s.t. in the same period of 2014. Converting shipments remained stable at 100,000 s.t.

The total average selling price, went up by $120, or 7%, to $1,960 per s.t. in the second quarter of 2015 compared to $1,840 per s.t. in the same period of 2014. The 11% depreciation of the Canadian dollar against the U.S. dollar continues to have a significant positive impact on the average selling price compared to previous year. These gains were partially offset by the unfavourable impact of the increase of the proportion of parent roll sales on total sales, a lower jumbo rolls selling prices and a price erosion in our Retail Canada segment due to the product mix.

As a result, the Tissue Paper Group’s sales increased by $42 million, or 16%, to $299 million in the second quarter of 2015, compared to $257 million in the same period of 2014. The increase is largely driven by a favourable volume increase for $23 million mainly driven by the Jumbo Roll sales and the 11% depreciation of the Canadian dollar against the U.S. dollar for $27 million. These increases have been partially offset by a lower average price for $8 million.

Excluding specific items, operating income stood at $10 million in the second quarter of 2015 compared to $11 million in the same period of 2014, a decrease of $1 million. The reduction of profitability year over year is driven by a reduction of spread of $14 million. This reduction is driven by a change in our mix of raw material supply and a lower average selling price, when excluding the impact of exchange rate. The unfavourable impact of spread has been partially offset by the shipment increase representing $7 million and driven by the increase of paper making capacity, which occurred during the last quarter of 2014 with the gradual start-up of our new Oregon production line. Our profitability has also been positively impacted by an improvement of our total manufacturing and logistic costs due to productivity gains and optimization of freight cost related to key initiatives started end of 2014.

25

CORPORATE ACTIVITIES

The operating loss in the first half of 2015 includes an unrealized loss of $7 million ($6 million unrealized gain in the second quarter) on financial instruments. Our results of the first half of 2015 also include $3 million ($2 million in the second quarter) of insurance reimbursements related to the 2014 fire at our Niagara falls containerboard mill, and a $2 million foreign exchange loss ($1 million loss in the second quarter). In the second quarter of 2015, the Corporate activities incurred $2 million of severance costs in relation to the reorganization of its activities.
Operating results were stable compared to last year.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION
The depreciation and amortization expense increased by $2 million, to $88 million in the first half of 2015 ($44 million in the second quarter) compared to $86 million in the same period of 2014 ($43 million in the second quarter). The impairment charges recorded in the last twelve months decreased the depreciation and amortization expense for 2015, but have been more than offset by capital investments completed during the last twelve months and the depreciation of the Canadian dollar against the U.S. dollar, counterbalanced partially by the appreciation against the euro, which increased the depreciation expense by $1 million.

FINANCING EXPENSE AND INTEREST ON EMPLOYEE FUTURE BENEFITS
The financing expense and interest on employee future benefits decreased by $8 million to $50 million in the first half of 2015 ($24 million in the second quarter), compared to $58 million in the same period of 2014 ($28 million in the second quarter). The depreciation of the Canadian dollar against the U.S. dollar increased the interest expense by $3 million, but this factor was more than offset by the refinancing of senior notes at lower interest rates, which decreased our interest expense by approximately $8 million.

Interest expense on the employee future benefits obligation remained stable at $3 million in the first half of 2015 ($1 million in the second quarter) compared to $3 million in the same period of 2014 ($1 million in the second quarter). Despite a decrease in discount rates, good investment returns in 2014 allowed interest expense on employee future benefits to remain stable in 2015. This expense does not require any cash payment by the Corporation.

PROVISION FOR (RECOVERY OF) INCOME TAXES
In the first half of 2015, the Corporation recorded an income tax provision of $4 million, compared to a tax recovery of $7 million in the same period of 2014, for an effective-tax rate of negative 133%. The tax provision or recovery on the foreign exchange gain or loss on long-term debt and related financial instruments, and some of our share of results of Canadian associates and joint ventures, are calculated at the rate of capital gains.

As for our United States-based joint ventures and associates, which are mostly composed of the Greenpac mill, our share of results is taxed based on the statutory tax rate. Moreover, as Greenpac is a limited liability company (LLC), partners agreed to account for it as a disregarded entity. As such, income taxes at the United States statutory tax rate are fully integrated into each partner's consolidated income tax provision based on its respective share in the LLC, and no income tax provision is included in Greenpac's net earnings.

The effective tax rate and income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 39%. In fact, the weighted-average applicable tax rate was 26% in the first half of 2015.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES
The share of results of associates and joint ventures is partly represented by our 27.43% interest in Boralex Inc. (“Boralex”), a Canadian public corporation that is a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in the North-eastern United States, Canada and France. To finance its acquisition of Enel Green Power France SAS, in December 2014, Boralex proceeded with the issuance of common shares in January 2015, which diluted our participation to 27.44%.

We are also recording our share (59.7%) of the results of our associate, Greenpac mill. In the first half of 2015, Greenpac had a $9 million positive contribution ($4 million gain in the second quarter) to our share of results of associates and joint ventures, compared to a $6 million negative contribution in the same period of 2014 ($1 million loss in the second quarter). No provision for income taxes is included in our Greenpac share of results, as it is a disregarded entity for tax purposes (see the ''Provision for (recovery of) income taxes'' section just above for more details).

26

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Continuing operating activities generated $58 million of operating cash flow in the first half of 2015 ($49 million in the second quarter), compared to $24 million in the same period of 2014 ($23 million in the second quarter). Changes in non-cash working capital components used $47 million in liquidity in the first half of 2015 ($21 million in the second quarter), compared to $67 million in the same period of 2014 ($11 million in the second quarter). The first half of the year normally requires cash for working capital purposes, due to seasonal variations. During the first quarter of the year, we always notice an increase in pre-paid expenses and payments of year-end volume rebates. Moreover, inventory build-up normally takes place during the first half of the year for the forthcoming summer. Higher sales in the first six months of 2015 increased the level of accounts receivable. However, actions taken since 2012 to improve our working capital of the last twelve months (LTM) as a percentage of sales continue to show positive results. As at June 30, 2015, the level of working capital as a percentage of LTM sales stands at 11.6%.

Cash flow from operating activities from continuing operations, excluding the change in non-cash working capital components, stood in the first half of 2015 at $105 million ($70 million in the second quarter), compared to $91 million in the same period of 2014 ($34 million in the second quarter). It also includes payments of premiums on the long-term debt refinancing of $13 million ($20 million in the same period of 2014). This cash flow measurement is significant, since it positions the Corporation to pursue its capital expenditures program and reduce its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Investment activities required total cash resources of $84 million in the first half of 2015 ($48 million in the second quarter), compared to $75 million in the same period of 2014 ($32 million in the second quarter). Capital expenditure payments accounted for $82 million in the first half of 2015 ($47 million in the second quarter), compared to $80 million in the same period of 2014 ($33 million in the second quarter). We also had proceeds from disposal totaling $1 million in the first half of 2015 ($1 million in the second quarter), compared to $6 million in the first half of 2014 ($1 million in the second quarter). Other assets and intangible investments required $3 million in the first half of 2015 ($2 million in the second quarter), compared to $1 million in the same period of 2014 (nil in the second quarter).

27

PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT

Capital expenditure projects paid for in the first half of 2015 amounted to $82 million ($47 million in the second quarter), compared to $80 million in the same period of 2014 ($33 million in the second quarter). New capital expenditure projects in the first half of 2015 amounted to $71 million ($40 million in the second quarter), compared to $62 million in the same period of 2014 ($36 million in the second quarter). The remaining amounts are related to the variation in purchases of property, plant and equipment included in ''Trade and Other Payables'' and to capital-lease acquisitions and other debt financing.

New capital expenditure projects by sector were as follows in the first half of 2015 (in $M):

The major capital projects initiated, in progress or completed in the first half of 2015 are as follows:

CONTAINERBOARD GROUP

•	$6 million for new converting equipment at our Vaughan, Ontario, plant that will allow shorter set-up time, better productivity and improved product quality.

TISSUE PAPERS GROUP

•	$13 million for a new building and new converting lines, part of the Wagram project started in 2014 in North Carolina, that will allow us to increase our production capacity.

•	$10 million to complete the installation of a second paper machine at our Oregon mill.

Please refer to the ''Business Highlights'' section for more significant projects descriptions.

Other capital projects initiated, in progress or completed across the Corporation have been paid for in the first half of 2015 but are not significant enough to be described.

INVESTMENTS IN INTANGIBLE AND OTHER ASSETS

In the first half of 2015, the Corporation also invested in intangible and other assets in the amount of $3 million, compared to that same amount in the same period of 2014, for the modernization of the financial system to an ERP information technology system. In the first half of 2014, our associate company Greenpac repaid $2 million on its bridge loan from the Corporation.

28

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

DEBT REFINANCING
On May 19, 2015, the Corporation issued US$250 million ($305 million) aggregate principal amount of 5.75% senior notes due in 2023. The Corporation used the proceeds from this offering of notes to repurchase a total of US$250 million aggregate principal amount of 7.875% senior notes due in 2020 for a total consideration of US$250 million ($305 million). The Corporation also paid premiums of US$11 million ($13 million) to repurchase the 2020 notes, as well as fees and expenses in connection with the offering and the tender offer totaling $5 million.

Issuance proceeds and credit facility were used as follows:

(in millions of Canadian dollars)	2015
Debt issuance	305
Offering and tender offer fees	(5)
Refinanced debt repurchase	(305)
Premium paid on refinanced debt	(13)
Increase of credit facility	18

On July 7, 2015, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment provides that the term of the facility will be extended to July 2019, and that the applicable pricing grid will be slightly lowered to better reflect market conditions. The other existing financial conditions will remain essentially unchanged.

Including the $8 million in dividends paid out in the first half of 2015 ($4 million in the second quarter), financing activities from continuing operations, including debt repayment and the change in our revolving facility, required $14 million in liquidity (nil in the second quarter), compared to $88 million ($37 million in the second quarter) generated in the same period of 2014.

CONSOLIDATED FINANCIAL POSITION
AS AT JUNE 30, 2015 AND DECEMBER 31, 2014

The Corporation's financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	June 30, 2015	December 31, 2014
Cash and cash equivalents	24	29
Working capital[1]	428	379
% of sales[2]	11.6%	12.3%
Bank loans and advances	28	46
Current portion of revolving credit facility refinanced in July 2015	348	—
Current portion of long-term debt	35	40
Long-term debt	1,306	1,556
Total debt	1,717	1,642
Net debt (total debt less cash and cash equivalents)	1,693	1,613
Equity attributable to Shareholders	898	893
Total equity	1,011	1,003
Total equity and net debt	2,704	2,616
Ratio of net debt/(total equity and net debt)	62.6%	61.7%
Shareholders' equity per common share (in dollars)	$9.51	$9.48
1 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Not adjusted for assets of disposal group classified as held for sale.
2 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale. Not adjusted for discontinued operations.

29

NET DEBT RECONCILIATION
The variances in the net debt (total debt less cash and cash equivalents) in the first half of 2015 are shown below (in M$), with the applicable financial ratios included (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures):

340	OIBD excluding specific items (last twelve months)	363
4.7	Net debt/OIBD excluding specific items	4.7

Liquidity available via the Corporation's credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet financial obligations and to the fulfill capital expenditure program for at least the next twelve months. Capital expenditure requests for 2015 are initially approved at $150 million. This amount is subject to change, depending on the Corporation’s operating results and on general economic conditions. As at June 30, 2015, the Corporation had $394 million (net of letters of credit in the amount of $8 million) available through its $750 million credit facility.

30

NEAR-TERM OUTLOOK

These results met our expectations for the second quarter and reflect the strategic initiatives undertaken over the last few years. In the near term, we expect to continue to benefit from positive market conditions, stable recycled fibre costs and the gradual improvement of our tissue paper activities. Finally, due to healthy demand, higher input costs and foreign exchange variations, price increases are being implemented for corrugated boxes in Canada and recycled boxboard in Europe and were announced for some categories of tissue products in North America. All these drivers position us favourably for the remainder of the year.

CAPITAL STOCK INFORMATION

As at June 30, 2015, issued and outstanding capital stock consisted of 94,379,830 common shares (94,186,474 as at December 31, 2014), and 6,369,281 stock options were issued and outstanding (6,432,328 as at December 31, 2014). In the first half of 2015, the Corporation redeemed 40,700 common shares, 462,644 options were granted, 234,056 options were exercised and 291,635 options expired or were forfeited. As at August 6, 2015, issued and outstanding capital stock consisted of 94,376,630 common shares and 6,363,607 stock options.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

For all the details for this section, please refer to page 49 of the unaudited condensed interim consolidated financial statements.

31

CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation's President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P), and internal controls over financial reporting (ICFR) as defined in National Instrument 52-109, “Certification of Disclosure in Issuer's Annual and Interim Filings”, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer, and the Vice-President and Chief Financial Officer by others, and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the Corporation's DC&P were effective as at June 30, 2015, for providing reasonable assurance that material information related to the issuer is made known to them by others within the Corporation.

The President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have assessed the effectiveness of the ICFR as at June 30, 2015, based on the control framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this assessment, they have concluded that the Corporation’s ICFR were effective at that date.

During the quarter ended June 30, 2015, there were no changes to the Corporation's ICFR that have materially affected, or are reasonably likely to materially affect, its ICFR.

RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, cost of raw material, interest rates and foreign currency exchange rates, all of which have an impact on the Corporation's financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.

Pages 61 to 70 of our Annual Report for the year ended December 31, 2014, contain a discussion of the key areas of the Corporation's business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.

32

APPENDIX
INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

FINANCIAL RESULTS FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

SALES
Sales increased by $87 million, or 5%, to $1,860 million in the first half of 2015, compared to $1,773 million in the same period of 2014. The 11% average depreciation of the Canadian dollar against the U.S. dollar, despite the 9% appreciation against the euro, explains $56 million of this increase. Higher volumes throughout the Corporation, especially from the tissue papers segment, increased sales by $71 million compared to the same period of 2014. On the other hand, lower average selling prices in all segments except Containerboard had a $25 million negative impact on sales compared to the same period of 2014.

OPERATING INCOME FROM CONTINUING OPERATIONS
The Corporation generated an operating income of $89 million in the first half of 2015, compared to $73 million in the same period of 2014, which represents an increase of $16 million. Higher volumes throughout the Corporation, as mentionned above, increased the operating income by $22 million while net favourable exchange rates represent $13 million of the increase. However, as explained above, these elements were partly offset by lower average selling prices for $25 million coming mainly from the tissue papers segment.

The operating income before depreciation of the first half of 2014 benefited from a $5 million gain resulting from energy savings certificates (''white certificates'') awarded by Italian authorities to our European recycled boxboard operations following an energy efficiency improvement program for the year 2013. That same operating income before depreciation was also impacted by a $4 million loss resulting from a 14-day shutdown at our Trenton containerboard mill, due to equipment failure with regards to our water treatment operation. Finally, the operating income before depreciation of the first half of 2014 was affected by an estimated amount of $10 million due to harsh weather conditions prevailing in Québec, Ontario and the U.S. Northeast in the first quarter.

Excluding specific items, the operating income stood at $100 million in the first half of 2015, compared to $79 million in the same period of 2014 (see the “Supplemental Information on Non-IFRS Measures” and ''Specific Items Included in Operating Income and Net Earnings (Loss)'' sections for reconciliation of these figures).

The main variances in sales and operating income in the first half of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income ($M)

1,773
71
56
(6)
(9)
(25)
1,860
Sales Q2 2014 YTD
Volume
F/X CAN$
Business disposals
Other intercompany eliminations
Selling price & mix
Sales Q2 2015 YTD

73
86
6
165
22
13
12
4
(3)
(25)
188
(11)
(88)
89
Q2 2014 YTD Operating income
Depreciation & amortization
Specific items
Q2 2014 YTD OIBD 4
Volume
F/X CAN$ 2
Other costs 3
Energy
Business disposals
Raw materials 1
Selling price & mix
Q2 2015 YTD OIBD 4
Specific items
Depreciation & amortization
Q2 2015 YTD Operating income

For Notes 1 to 4, see definitions on page 17.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 34 to 41).

33

APPENDIX (CONTINUED)
INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Performance (Q2 2014 YTD vs Q2 2015 YTD)

The main variances in sales and operating income for the Containerboard Group in the first half of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income ($M)

576
26
12
8
1
(1)
622
Sales Q2 2014 YTD
F/X CAN$
Volume
Selling price & mix
Other intercompany eliminations
Business disposals
Sales Q2 2015 YTD

51
27
(4)
74
12
8
4
4
4
1
107
(27)
80
Q2 2014 YTD Operating income
Depreciation & amortization
Specific items
Q2 2014 YTD OIBD4
Raw materials1
Selling price & mix
Volume
F/X CAN$2
Energy
Other costs3
Business disposals
Q2 2015 YTD OIBD4
Specific items
Depreciation & amortization
Q2 2015 YTD Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the first half of 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

34

Q2 2014 YTD	Q2 2015 YTD	Change in %

Shipments[1] ('000 s.t.)		2%
540	550

Average Selling Price
(CAN$/unit)
1,067	1,130	6%
(US$/unit)
972	915	-6%

Sales ($M)		8%
576	622

Operating income ($M)
(as reported)
51	80	57%

(excluding specific items)		70%
47	80

OIBD ($M)
(as reported)
78	107	37%
% of sales
14%	17%

(excluding specific items)
74	107	45%
% of sales
13%	17%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

2 Since our participation in Greenpac is accounted for using the equity method, all transactions are accounted for as external.

Shipments increased by 2%, or 10,000 s.t., to 550,000 s.t. in the first half of 2015, compared to 540,000 s.t. in the same period of 2014. The containerboard mills’ external shipments went up by 12,000 s.t., or 6%, as the mills increased their operating rate by 1% mainly explained by the 14-day shutdown in the first quarter of 2014 at our Trenton mill.

The total average selling price went up by $63, or 6%, to $1,130 per s.t. in the first half of 2015 compared to $1,067 in the same period of 2014. The containerboard mills’ average selling price went up by 6% while our corrugated products plants saw their average selling price increase by 7%. The weakening of the Canadian dollar positively impacted the average selling price of both our primary and converting sectors. On a consolidated basis and excluding the effect of the lower Canadian dollar, selling prices were negatively impacted by the change in the Group’s product mix. In fact, with a volume increase of 6%, the primary mills increased their share of the Group’s total shipments by 1%, which products are sold at a lower price than converted products. Moreover, compared to the first half of 2014, the average selling price for the primary mills decreased by CAN$18 per s.t..

As a result, the Containerboard Group’s sales increased by $46 million, or 8%, to $622 million in the first half of 2015, compared to $576 million in the same period of 2014. Excluding the impact of the Group’s product mix highlighted previously, which negatively impacted sales by $5 million and notwithstanding the sale of our two plants located in the Maritimes in the first quarter of 2014, which subtracted another $1 million, all factors impacting the Group’s sales were positive. The 11% depreciation of the Canadian dollar added $26 million to sales and the higher average selling price in each sub-segment and volume increase added $13 million and $12 million of sales respectively.

Excluding specific items, operating income stood at $80 million in the first half of 2015, compared to $47 million in the same period of 2014, a sharp increase of $33 million. The improved results are mainly explained by lower fibre cost, which positively impacted our results by $12 million, combined with better selling price denominated in Canadian dollar and the weakness of the Canadian dollar, which added a total of $12 million to operating income. Also, the rise of volume highlighted previously added another $4 million to operating income. Energy and freight positively impacted by $6 million mostly because of bad weather conditions prevailing in Québec, Ontario and the US Northeast in the first quarter of 2014, combined with lower fuel cost.

In the first half of 2014, the Containerboard Group recorded an unrealized loss of $1 million on certain financial instruments not designated for hedge accounting. Finally, in the first half of 2014, a gain of $5 million was recorded following the contribution of our assets in the Atlantic provinces to a newly formed joint venture with Maritime Paper Products Limited, in which we have a 40% ownership share.

We are also recording our share of results of our associate Greenpac2 mill (59.7%). In the first half of 2015, Greenpac had a positive contribution of $9 million to the share of results of associates and joint ventures (excluding specific items), compared to a negative contribution of $6 million in the same period of 2014.

35

APPENDIX (CONTINUED)
INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Performance (Q2 2014 YTD vs Q2 2015 YTD)

The main variances in sales and operating income for the Boxboard Europe Group in the first half of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income ($M)

452
8
1
(5)
(38)
418
Sales Q2 2014 YTD
Volume
Other intercompany eliminations
Business disposals
Selling price & mix
F/X CAN$
Sales Q2 2015 YTD

26
18
44
3
3
(3)
(3)
(3)
(5)
36
(2)
(16)
18
Q2 2014 YTD Operating income
Depreciation & amortization
Specific items
Q2 2014 YTD OIBD[4]
Other costs[3]
Volume
Business disposals
Raw materials[1]
F/X CAN$[2]
Energy
Selling price & mix
Q2 2015 YTD OIBD[4]
Specific items
Depreciation & amortization
Q2 2015 YTD Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the first half of 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

36

Q2 2014 YTD	Q2 2015 YTD	Change in %

Shipments[1] ('000 s.t.)		2%
573	582

Average Selling Price[2]
(CAN$/unit)
790	719	-9%
(euro€/unit)
525	522	-1%

Sales ($M)		-8%
452	418

Operating income ($M)
(as reported)
26	18	-31%

(excluding specific items)		-23%
26	20

OIBD ($M)
(as reported)
44	34	-23%
% of sales
10%	8%

(excluding specific items)
44	36	-18%
% of sales
10%	9%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Shipments increased slightly by 9,000 s.t., or 2%, to 582,000 s.t. in the first half of 2015 compared to 573,000 s.t. in the same period of 2014. The increase is mostly a result of our virgin boxboard activities, while the recycled boxboard shipments remained stable.

The total average selling price went down by $71, or 9%, to $719 per s.t. in the first half of 2015 compared to $790 in the same period of 2014, resulting mainly from the 9% appreciation of the Canadian dollar against the euro. The average selling price in euro decreased by €3, to €522, in the first half of 2015, compared to €525 in the same period of 2014. The recycled activities average selling price is down by €6 while the virgin boxboard activities' average selling price is down by €8 in the first half of 2015 compared to the same period of 2014. However, as the group sales had a a higher proportion of virgin boxboard in 2015, the decrease in average selling price was limited to €3.

As a result, the Boxboard Europe Group’s sales decreased by $34 million, or 8%, to $418 million in the first half of 2015 compared to $452 million in the same period of 2014. The 9% appreciation of the Canadian dollar against the euro explains $38 million of the decrease in sales. As well, higher volumes from our virgin boxboard activities generated $8 million in additional sales, but was partly offset by a lower average selling price of $5 million.

Excluding specific items, operating income stood at $20 million in the first half of 2015 compared to $26 million in the same period of 2014, a decrease of $6 million. In the first half of 2014, we recorded a $5 million gain resulting from energy savings certificates (''white certificates'') awarded by Italian authorities to our European recycled boxboard operations following an energy efficiency improvement program for the year 2013. For the period, combined with the lower energy prices in France and Italy, the net negative impact on the operating income is $3 million. The 9% appreciation of the Canadian dollar against the euro and the higher pulp prices for our virgin boxboard activities decreased the operating income by $3 million each. The lower average selling price also created a $5 million negative impact. On the other hand, higher volumes from our virgin boxboard activities and lower production costs partly counterbalanced the decrease for $3 million each.

In the first half of 2015, the Boxboard Europe Group recorded impairment charges of $1 million and severance provision adjustment totaling $1 million related to plants closed over the past years.

37

APPENDIX (CONTINUED)
INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Performance (Q2 2014 YTD vs Q2 2015 YTD)

The main variances in sales and operating income for the Specialty Products Group in the first half of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income ($M)

286
16
15
(5)
(12)
(19)
281
Sales Q2 2014 YTD
F/X CAN$
Volume
Business disposals
Selling price & mix
Other intercompany eliminations
Sales Q2 2015 YTD

10
8
18
9
4
3
2
(12)
24
(10)
14
Q2 2014 YTD Operating income
Depreciation & amortization
Specific items
Q2 2014 YTD OIBD[4]
F/X CAN$[2]
Volume
Other costs[3]
Raw materials[1]
Business disposals
Energy
Selling price & mix
Q2 2015 YTD OIBD[4]
Specific items
Depreciation & amortization
Q2 2015 YTD Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the first half of 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

38

Q2 2014 YTD	Q2 2015 YTD	Change in %

Shipments[1] ('000 s.t.)		4%
82	85

Sales ($M)		-2%
286	281

Operating income ($M)
(as reported)
—	14

(excluding specific items)		75%
8	14

OIBD ($M)
(as reported)
10	24	140%
% of sales
3%	9%

(excluding specific items)
18	24	33%
% of sales
6%	9%

1 Industrial packaging shipments only. Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments increased by 3,000 s.t., or 4%, to 85,000 s.t. in the first half of 2015 compared to 82,000 s.t. in the same period of 2014.

The Specialty Products Group's sales decreased by $5 million, or 2%, to $281 million in the first half of 2015 compared to $286 million in the same period of 2014. The decrease was mainly driven by a higher integration rate, the mix of material sorted and lower selling prices in our Recovery and Recycling sector which negatively contributed to sales for $19 million and $12 million respectively. This was partly offset by the 11% depreciation of the Canadian dollar against the U.S. dollar and higher volume in most of our sectors, which contributed positively for $16 million and $15 million respectively.

Excluding specific items, operating income stood at $14 million in the first half of 2015 compared to $8 million in the same period of 2014, an increase of $6 million. A favourable exchange rate, additional sales volumes in most of our sectors and lower production costs accounted for $9 million, $4 million and $3 million of the increase respectively. These were partly offset by lower spread resulting from lower selling prices in our Recovery and Recycling sector, which lowered operating income by $12 million.

In the second quarter of 2014, the Specialty Products Group recorded impairment charges of $2 million on property, plant and equipment, and $3 million on spare parts due to sustained challenging business conditions for a plant manufacturing consumer goods made from recovered plastics in its consumer products sub-segment. The Group also recorded impairment charges of $3 million on other assets.

39

APPENDIX (CONTINUED)
INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

BUSINESS SEGMENT REVIEW

TISSUE PAPERS

Our Performance (Q2 2014 YTD vs Q2 2015 YTD)

The main variances in sales and operating income for the Tissue Papers Group in the first half of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income ($M)

502
51
36
(16)
573
Sales Q2 2014 YTD
F/X CAN$
Volume
Business disposals
Other intercompany eliminations
Selling price & mix
Sales Q2 2015 YTD

20
23
43
11
5
5
4
(14)
(16)
38
(26)
12
Q2 2014 YTD Operating income
Depreciation & amortization
Specific items
Q2 2014 YTD OIBD[4]
Volume
F/X CAN$[2]
Other costs[3]
Energy
Business disposals
Raw materials[1]
Selling price & mix
Q2 2015 YTD OIBD[4]
Specific items
Depreciation & amortization
Q2 2015 YTD Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the first half of 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

40

Q2 2014 YTD	Q2 2015 YTD	Change in %

Shipments[1] ('000 s.t.)		7%
270	289

Average Selling Price
(CAN$/unit)
1,859	1,981	7%
(US$/unit)
1,695	1,604	-5%

Sales ($M)		14%
502	573

Operating income ($M)
(as reported)
20	12	-40%

(excluding specific items)		-40%
20	12

OIBD ($M)
(as reported)
43	38	-12%
% of sales
9%	7%

(excluding specific items)
43	38	-12%
% of sales
9%	7%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments increased by 19,000 s.t., or 7%, to 289,000 s.t. in the first half of 2015, compared to 270,000 s.t. in the same period of 2014. External manufacturing shipments increased by 19,000 s.t, or 25%, to 95,000 s.t in the period, compared to 76,000 s.t in the same period of 2014. Converting shipments remained stable at 194,000 s.t..

The total average selling price, went up by $122, or 7%, to $1,981 per s.t. in the first half of 2015 compared to $1,859 per s.t. in the same period of 2014. The 11% depreciation of the Canadian dollar against the U.S. dollar contributed to an increase in the average selling price. These gains were partially offset by a price erosion in our Retail Canada segment due to product mix, a lower jumbo rolls selling price and a higher proportion of parent roll sold.

As a result, the Tissue Paper Group’s sales increased by $71 million, or 14%, to $573 million in the first half of 2015 compared to $502 million in the same period of 2014. The increase in total sales is largely driven by the $51 million favourable impact of the depreciation of the Canadian dollar against the U.S. dollar combined with a positive $36 million impact of volume. The lower average selling price, as explained above, had a $16 million negative impact on sales.

Excluding specific items, operating income stood at $12 million in the first half of 2015, compared to $20 million in the same period of 2014, a decrease of $8 million. The reduction of $30 million of spread year over year is driven by a change in our mix of raw material supply and a lower average selling price when excluding the impact of foreign exchange rate. The reduction of spread has been partially offset by the $11 million of favourable volume impact mainly driven by the increase of paper making capacity, which occurred during the last quarter of 2014 with the gradual start-up of our new Oregon production line. The improvement of operation efficiencies, energy price reduction and freight optimization resulted in a favourable impact of $9 million while depreciation of the Canadian dollar positively impacted the operating income by $5 million.

41

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	NOTE	June 30, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents		24	29
Accounts receivable		539	453
Current income tax assets		15	13
Inventories		477	462
Financial assets	8	1	1
Assets of disposal group classified as held for sale		—	72
		1,056	1,030
Long-term assets
Investments in associates and joint ventures	6	279	259
Property, plant and equipment		1,589	1,573
Intangible assets with finite useful life		177	183
Financial assets	8	15	25
Other assets		90	83
Deferred income tax assets		199	185
Goodwill and other intangible assets with indefinite useful life		338	335
		3,743	3,673
Liabilities and Equity
Current liabilities
Bank loans and advances		28	46
Trade and other payables		581	557
Current income tax liabilities		4	5
Current portion of revolving credit facility refinanced in July 2015	7	348	—
Current portion of long-term debt	7	35	40
Current portion of provisions for contingencies and charges		11	11
Current portion of financial liabilities and other liabilities	8	19	16
Liabilities of disposal group classified as held for sale		—	32
		1,026	707
Long-term liabilities
Long-term debt	7	1,306	1,556
Provisions for contingencies and charges		34	33
Financial liabilities	8	37	45
Other liabilities		174	191
Deferred income tax liabilities		155	138
		2,732	2,670
Equity attributable to Shareholders
Capital stock		484	483
Contributed surplus		19	18
Retained earnings		443	454
Accumulated other comprehensive loss		(48)	(62)
		898	893
Non-controlling interest		113	110
Total equity		1,011	1,003
		3,743	3,673
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

42

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars, except per-common share amounts and number of common shares) (unaudited)	NOTE	2015	2014	2015	2014
Sales		950	910	1,860	1,773
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $44 million for 3-month period (2014 — $43 million) and $88 million for 6-month period (2014 — $86 million))		801	778	1,585	1,524
Selling and administrative expenses		88	84	174	169
Gain on acquisitions, disposals and others		—	—	—	(5)
Impairment charges and restructuring costs	5	4	8	4	8
Foreign exchange loss (gain)		—	1	(2)	—
Loss (gain) on derivative financial instruments		(4)	2	10	4
		889	873	1,771	1,700
Operating income		61	37	89	73
Financing expense		23	27	47	55
Interest expense on employee future benefits		1	1	3	3
Loss on refinancing of long-term debt		19	44	19	44
Foreign exchange loss (gain) on long-term debt and financial instruments		(13)	(13)	32	(7)
Share of results of associates and joint ventures		(5)	2	(9)	2
Profit (loss) before income taxes		36	(24)	(3)	(24)
Provision for (recovery of) income taxes		8	(5)	4	(7)
Net earnings (loss) from continuing operations including non-controlling interest for the period		28	(19)	(7)	(17)
Net loss from discontinued operations	4	(2)	(61)	—	(60)
Net earnings (loss) including non-controlling interest for the period		26	(80)	(7)	(77)
Net earnings attributable to non-controlling interest		2	3	4	7
Net earnings (loss) attributable to Shareholders for the period		24	(83)	(11)	(84)
Net earnings (loss) from continuing operations per basic and diluted common share		$0.27	$(0.23)	$(0.12)	$(0.25)
Net earnings (loss) per basic and diluted common share		$0.25	$(0.88)	$(0.12)	$(0.89)
Weighted average basic number of common shares outstanding		94,232,625	93,985,582	94,216,756	93,936,986
Weighted average number of diluted common shares		95,590,059	95,272,645	95,807,546	95,387,909

Net earnings (loss) attributable to Shareholders:
Continuing operations		26	(22)	(11)	(24)
Discontinued operations	4	(2)	(61)	—	(60)
Net earnings (loss)		24	(83)	(11)	(84)
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

43

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Net earnings (loss) including non-controlling interest for the period	26	(80)	(7)	(77)
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(5)	(26)	40	1
Change in foreign currency translation related to net investment hedging activities	8	19	(40)	(1)
Income taxes	(1)	(3)	5	—
Cash flow hedges
Change in fair value of foreign exchange forward contracts	1	3	2	2
Change in fair value of interest rate swaps	4	(3)	8	(8)
Change in fair value of commodity derivative financial instruments	(1)	1	1	9
Income taxes	1	—	(4)	—
Available-for-sale financial assets	—	(1)	2	(1)
	7	(10)	14	2
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	9	(9)	10	(28)
Income taxes	(3)	3	(3)	8
	6	(6)	7	(20)
Other comprehensive income (loss)	13	(16)	21	(18)
Comprehensive income (loss) including non-controlling interest for the period	39	(96)	14	(95)
Comprehensive income (loss) attributable to non-controlling interest for the period	4	(1)	3	6
Comprehensive income (loss) attributable to Shareholders for the period	35	(95)	11	(101)
Comprehensive income (loss) attributable to Shareholders:
Continuing operations	37	(31)	11	(34)
Discontinued operations	(2)	(64)	—	(67)
Comprehensive income (loss)	35	(95)	11	(101)
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

44

CONSOLIDATED STATEMENTS OF EQUITY

	For the 6-month period ended June 30, 2015
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	483	18	454	(62)	893	110	1,003
Comprehensive income (loss)
Net earnings (loss)	—	—	(11)	—	(11)	4	(7)
Other comprehensive income (loss)	—	—	8	14	22	(1)	21
	—	—	(3)	14	11	3	14
Dividends	—	—	(8)	—	(8)	—	(8)
Stock options	1	1	—	—	2	—	2
Balance - End of period	484	19	443	(48)	898	113	1,011

	For the 6-month period ended June 30, 2014
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	482	17	642	(60)	1,081	113	1,194
Comprehensive income (loss)
Net earnings (loss)	—	—	(84)	—	(84)	7	(77)
Other comprehensive income (loss)	—	—	(20)	3	(17)	(1)	(18)
	—	—	(104)	3	(101)	6	(95)
Dividends	—	—	(8)	—	(8)	—	(8)
Stock options	1	1	—	—	2	—	2
Balance - End of period	483	18	530	(57)	974	119	1,093
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

45

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	NOTE	2015	2014	2015	2014
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period		24	(83)	(11)	(84)
Net loss from discontinued operations		2	61	—	60
Net earnings (loss) from continuing operations		26	(22)	(11)	(24)
Adjustments for:
Financing expense and interest expense on employee future benefits		24	28	50	58
Loss on refinancing of long-term debt		19	44	19	44
Depreciation and amortization		44	43	88	86
Gain on acquisitions, disposals and others		—	—	—	(5)
Impairment charges and restructuring costs	5	1	8	1	8
Unrealized loss (gain) on derivative financial instruments		(6)	2	7	3
Foreign exchange loss (gain) on long-term debt and financial instruments		(13)	(13)	32	(7)
Provision for (recovery of) income taxes		8	(5)	4	(7)
Share of results of associates and joint ventures		(5)	2	(9)	2
Net earnings attributable to non-controlling interest		2	3	4	7
Net financing expense paid		(12)	(35)	(56)	(52)
Premium paid on long-term debt refinancing	7	(13)	(20)	(13)	(20)
Net income taxes paid		(2)	(2)	(7)	—
Dividend received		2	5	4	7
Employee future benefits and others		(5)	(4)	(8)	(9)
		70	34	105	91
Changes in non-cash working capital components		(21)	(11)	(47)	(67)
		49	23	58	24
Investing activities from continuing operations
Payments for property, plant and equipment		(47)	(33)	(82)	(80)
Proceeds on disposals of property, plant and equipment		1	1	1	6
Investments in intangible and other assets		(2)	—	(3)	(1)
		(48)	(32)	(84)	(75)
Financing activities from continuing operations
Bank loans and advances		(14)	4	(20)	27
Change in revolving credit facilities		10	(320)	11	(274)
Issuance of senior notes, net of related expenses	7	300	833	300	833
Repayment of senior notes	7	(305)	(466)	(305)	(466)
Increase in other long-term debt		27	1	28	1
Payments of other long-term debt		(15)	(12)	(21)	(26)
Issuance of common shares		1	1	1	1
Dividends paid to the Corporation's Shareholders		(4)	(4)	(8)	(8)
		—	37	(14)	88
Change in cash and cash equivalents during the period from continuing operations		1	28	(40)	37
Change in cash and cash equivalents during the period from discontinued operations	4	(5)	44	36	39
Net change in cash and cash equivalents during the period		(4)	72	(4)	76
Currency translation on cash and cash equivalents		—	(1)	(1)	(1)
Cash and cash equivalents - Beginning of period		28	27	29	23
Cash and cash equivalents - End of period		24	98	24	98
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (IFRS); however, the chief operating decision-maker (CODM) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation's accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2014.

The Corporation's operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation's performance, and is therefore the CODM.

The Corporation's operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which together constitute the Packaging Products of the Corporation) and Tissue Papers.

	SALES
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Packaging Products
Containerboard	322	305	622	576
Boxboard Europe	202	220	418	452
Specialty Products	146	146	281	286
Intersegment sales	(13)	(13)	(25)	(26)
	657	658	1,296	1,288
Tissue Papers	299	257	573	502
Intersegment sales and others	(6)	(5)	(9)	(17)
Total	950	910	1,860	1,773

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION (OIBD)
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Packaging Products
Containerboard	55	42	107	78
Boxboard Europe	17	20	34	44
Specialty Products	14	2	24	10
	86	64	165	132
Tissue Papers	23	23	38	43
Corporate	(4)	(7)	(26)	(16)
Operating income before depreciation and amortization	105	80	177	159
Depreciation and amortization	(44)	(43)	(88)	(86)
Financing expense and interest expense on employee future benefits	(24)	(28)	(50)	(58)
Loss on refinancing of long-term debt	(19)	(44)	(19)	(44)
Foreign exchange gain (loss) on long-term debt and financial instruments	13	13	(32)	7
Share of results of associates and joint ventures	5	(2)	9	(2)
Profit (loss) before income taxes	36	(24)	(3)	(24)

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	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Packaging Products
Containerboard	12	4	18	11
Boxboard Europe	4	6	6	7
Specialty Products	2	4	4	7
	18	14	28	25
Tissue Papers	19	20	39	32
Corporate	3	2	4	5
Total acquisitions	40	36	71	62
Proceeds on disposals of property, plant and equipment	(1)	(1)	(1)	(6)
Capital-lease acquisitions and included in other debts	3	(2)	—	(5)
	42	33	70	51
Acquisitions of property, plant and equipment included in ''Trade and other payables''
Beginning of period	13	9	20	33
End of period	(9)	(10)	(9)	(10)
Payments for property, plant and equipment net of proceeds on disposals	46	32	81	74

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the 3-month and 6-month periods ended June 30, 2015
(tabular amounts in millions of Canadian dollars)

NOTE 1
GENERAL INFORMATION
Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its common shares are listed on the Toronto Stock Exchange.

The Board of Directors approved the unaudited condensed interim consolidated financial statements on August 6, 2015.

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) as set forth in Part 1 of the Chartered Professional Accountants of Canada (CPA Canada) Handbook – Accounting, which incorporates IFRS as issued by the IASB.

The same accounting policies and methods of computation are applied in these unaudited condensed interim consolidated financial statements compared with the most recent annual consolidated financial statements for the year ended December 31, 2014. Also, taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected earnings or loss for each jurisdiction.

NOTE 3
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of unaudited condensed interim consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by Management in applying the Corporation's accounting policies and the key sources of information were the same as the ones applied to the audited consolidated financial statements for the year ended December 31, 2014.

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NOTE 4
DISCONTINUED OPERATIONS AND DISPOSAL

CONSOLIDATED NET LOSS FROM DISCONTINUED OPERATIONS

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Consolidated net loss from discontinued operations	(2)	(61)	—	(60)
Consolidated net loss from discontinued operations per common share
Basic and diluted	$(0.02)	$(0.65)	—	$(0.64)

DISPOSAL OF THE NORTH AMERICAN BOXBOARD ACTIVITIES

On December 11, 2014, the Containerboard Group announced that it had reached an agreement for the sale of its boxboard activities in North America to Graphic Packaging Holding Company for $45 million before selling price adjustment. The sale was completed on February 4, 2015, and the Corporation received $46 million in the first quarter. During the second quarter of 2015, the Corporation paid a $4 million selling price adjustment. The transaction is still subject to selling price adjustment as at June 30, 2015, and should be finalized during the third quarter. In 2015, the Corporation recorded a loss of $4 million ($1 million loss in the second quarter) before related income tax of $1 million (nil for the second quarter).

Assets and liabilities of the North American Boxboard activities at the time of disposal were as follows:

BUSINESS SEGMENT	CONTAINERBOARD GROUP
North American Boxboard Activities
(in millions of Canadian dollar)
Accounts receivables	27
Inventories	27
Property, plant and equipment	19
Other assets	3
Total assets	76

Trade and other payables	28
Other liabilities	6
Total liabilities	34
42
Loss on disposal before tax	(4)
Estimated selling price adjustment as at June 30, 2015	4
Total consideration received	42

The operating results and cash flows from these activities are presented as discontinued operations.

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Results of the discontinued operations of North American boxboard activities
Sales, net of intercompany transactions	—	58	24	117
Cost of sales and expenses (excluding depreciation and amortization), net of intercompany transactions	—	54	22	109
Depreciation and amortization	—	2	—	4
Selling and administrative expenses	1	2	3	5
Impairment charges and restructuring costs	—	33	(4)	33
Foreign exchange loss (gain)	—	1	(1)	—
Operating income (loss)	(1)	(34)	4	(34)
Provision for (recovery of) income taxes	—	(10)	1	(10)
Net earnings (loss) from operations	(1)	(24)	3	(24)
Loss on disposal, net of income taxes	(1)	—	(3)	—
Net loss from discontinued operations	(2)	(24)	—	(24)

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The Containerboard Group also recorded a $4 million gain in the first quarter of 2015 on the reversal of a post-employment benefit liability which was not part of the transaction, but settled as a consequence of the sale.

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Net cash flow of discontinued operations of North American boxboard activities
Cash flow from (used for):
Operating activities	(1)	6	—	3
Investing activities	—	(1)	—	(1)
Business disposal	(4)	—	42	—
Total	(5)	5	42	2

Boxboard Europe Group
On June 15, 2014, following the announcement made in 2013, we definitively ceased the operation of our virgin boxboard mill located in Sweden.

The operating results and cash flows from this activity are presented as discontinued operations.

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Results of the discontinued operations of Swedish virgin boxboard activities
Sales, net of intercompany transactions	—	12	—	26
Cost of sales and expenses (excluding depreciation and amortization), net of intercompany transactions	—	13	—	27
Selling and administrative expenses	—	—	—	1
Impairment charges and restructuring costs	—	11	—	11
Net loss from discontinued operations	—	(12)	—	(13)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Net cash flow of the discontinued operations of Swedish virgin boxboard activities
Cash flow used for:
Operating activities	(1)	(1)	(3)	—

Specialty Product Group
On June 30, 2014, we sold our fine papers activities of the Specialty Products Group to Les Entreprises Rolland, a subsidiary of H.I.G. Capital. The Corporation finalized the working capital selling price adjustment related to this transaction and recorded a $1 million gain in the second quarter of 2015 by reducing its selling price adjustment provision to $2 million which will be paid during the third quarter. The Corporation also sold a piece of land which was not part of the transaction and recorded a $1 million reversal of impairment.

On September 26, 2014, we ceased the operation of our kraft papers manufacturing activities of the Specialty Product Group located in East Angus, Québec.

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The operating results and cash flows from these activities, which constituted the specialty papers sectors, are presented as discontinued operations.

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Results of the discontinued operations of specialty papers sector
Sales, net of intercompany transactions	—	61	—	124
Cost of sales and expenses (excluding depreciation and amortization), net of intercompany transactions	—	55	—	110
Depreciation and amortization	—	2	—	3
Selling and administrative expenses	2	4	2	8
Impairment charges (reversal) and restructuring costs	(1)	(3)	(1)	(3)
Operating income (loss)	(1)	3	(1)	6
Interest expense on employee future benefits	—	—	—	1
Provision for income taxes	—	1	—	1
Net earnings (loss) from operations	(1)	2	(1)	4
Gain (loss) on disposal, net of income taxes	1	(27)	1	(27)
Net loss from discontinued operations	—	(25)	—	(23)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Net cash flow of discontinued operations of specialty papers sector
Cash flow from (used for):
Operating activities	(2)	5	(6)	2
Investing activities	3	(1)	3	(1)
Consideration received on disposal (net of transaction fees of $1 million in 2014)	—	36	—	36
Total	1	40	(3)	37

NOTE 5
IMPAIRMENT CHARGES AND RESTRUCTURING COSTS

In the first half of 2015, the Corporation recorded the following impairment charges and restructuring costs:

	For the 3-month period ended June 30, 2015		For the 6-month period ended June 30, 2015
(in millions of Canadian dollars)	Impairment charges	Restructuring costs	Impairment charges	Restructuring costs
Boxboard Europe Group	1	1	1	1
Corporate activities	—	2	—	2
	1	3	1	3

2015
In the second quarter, the Boxboard Europe Group recorded impairment charges of $1 million and severance provision adjustment totaling $1 million related to plants closed over the past years.

Also in the second quarter, the Corporate segment incurred $2 million of severance costs in relation to the reorganization of its activities.

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NOTE 6
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

In January 2015, our associate Boralex proceeded with a public offering of common shares to repay in full a bridge loan in connection with its acquisition of Enel Green Power France SAS in December 2014. The Corporation's participation in Boralex decreased to 27.44%, compared to 34.23% as at December 31, 2014, which resulted in a dilution gain of $9 million for the Corporation.

In February 2015, Boralex acquired the non-controlling interest of Boralex Europe and became its sole shareholder. The excess of amount paid over carrying value totaling $51 million was accounted for by Boralex as a decrease in net assets and retained earnings. Our $14 million share of the decrease is recorded under share of results of associates and joint venture in the consolidated statement of earnings (loss).

NOTE 7
LONG-TERM DEBT

(in millions of Canadian dollars)	MATURITY	June 30, 2015	December 31, 2014
Revolving credit facility, weighted average interest rate of 2.47% as at June 30, 2015, consists of $81 million; US$74 million and €125 million (December 31, 2014 - $103 million; US$50 million and €123 million)	2016	348	332
7.875% Unsecured senior notes of US$250 million repurchased in 2015	2020	—	287
5.50% Unsecured senior notes of $250 million	2021	250	250
5.50% Unsecured senior notes of US$550 million	2022	687	638
5.75% Unsecured senior notes of US$250 million	2023	312	—
Other debts of subsidiaries		31	31
Other debts without recourse to the Corporation		79	73
		1,707	1,611
Less: Unamortized financing costs		18	15
Total long-term debt		1,689	1,596
Less:
Current portion of revolving credit facility refinanced in July 2015		348	—
Current portion of debts of subsidiaries		7	10
Current portion of debts without recourse to the Corporation		28	30
		383	40
		1,306	1,556

a.
On May 19, 2015, the Corporation issued US$250 million ($305 million) aggregate principal amount of 5.75% senior notes due in 2023. The Corporation used the proceeds from this offering of notes to repurchase a total of US$250 million aggregate principal amount of 7.875% senior notes due in 2020 for a total consideration of US$250 million ($305 million). The Corporation also paid premiums of US$11 million ($13 million) to repurchase the 2020 notes, as well as fees and expenses in connection with the offering and the tender offer totaling $5 million.

Issuance proceeds and credit facility were used as follows:

(in millions of Canadian dollars)	2015
Debt issuance	305
Offering and tender offer fees	(5)
Refinanced debt repurchase	(305)
Premium paid on refinanced debt	(13)
Increase of credit facility	18

b.
On July 7, 2015, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment provides that the term of the facility will be extended to July 2019, and that the applicable pricing grid will be slightly lowered to better reflect market conditions. The other existing financial conditions will remain essentially unchanged.

c.	As at June 30, 2015, the long-term debt had a fair value of $1,683 million (December 31, 2014 – $1,608 million).

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NOTE 8
FINANCIAL INSTRUMENTS
DETERMINING THE FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's-length transaction between knowledgeable, willing parties who are under no compulsion to act.

(i)
The fair value of cash and cash equivalents, accounts receivable, notes receivable, bank loans and advances and trade and other payables approximate their carrying amounts due to their relatively short maturities.

(ii)
The fair value of investments in shares held for trading is based on observable market data and mainly represents the Corporation's investment in Junex Inc., which is listed on the Toronto Stock Exchange.

(iii)
The fair value of long-term debt is based on observable market data and on the calculation of discounted cash flows. Discount rates were determined based on local government bond yields adjusted for the risks specific to each of the borrowings and for the credit market liquidity conditions.

HIERARCHY OF FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE
The following table presents information about the Corporation's financial assets and financial liabilities measured at fair value on a recurring basis as at June 30, 2015, and indicates the fair value hierarchy of the Corporation's valuation techniques to determine such fair value. Three levels of inputs may be used to measure fair value:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Inputs that are generally unobservable and typically reflect Management's estimates of assumptions that market participants would use in pricing the asset or liability.
The Corporation classified the available-for-sale financial assets as Level 1, as their fair values are determined using quoted market prices.
For commodity derivative financial instruments and foreign currency forward contracts, the Corporation classifies the fair value measurement as Level 2, as they are based mainly on observable market data. The fair value of commodity derivative financial instruments is determined using expected future cash flows based on observable data and notional quantity, with the resulting value discounted using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable. The fair value of foreign currency forward contracts is determined using quoted forward exchange rates at the measurement date, with the resulting value discounted back to present values using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable.

			AS AT JUNE 30, 2015
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Other investments	3	—	3	—
Investments in shares held for trading	1	1	—	—
Derivative financial assets	15	—	15	—
Total	19	1	18	—
Financial liabilities
Derivative financial liabilities	(53)	—	(53)	—
Total	(53)	—	(53)	—

			AS AT DECEMBER 31, 2014
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Other investments	3	—	3	—
Investments in shares held for trading	1	1	—	—
Derivative financial assets	25	—	25	—
Total	29	1	28	—
Financial liabilities
Derivative financial liabilities	(59)	—	(59)	—
Total	(59)	—	(59)	—

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This report is also available on our website at: www.cascades.com

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services Inc.

HEAD OFFICE
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Québec, J0A 1B0 Canada
Telephone: 1-819-363-5100 Fax: 1-819-363-5155
On peut se procurer la version française du présent rapport trimestriel en s'adressant au siège social de la Société à l'adresse suivante :
INVESTOR RELATIONS
For more information, please contact:
Riko Gaudreault
Director, Investor Relations	Secrétaire corporatif
Cascades Inc.	Cascades inc.
772 Sherbrooke Street West, Montréal, Québec H3A 1G1 Canada	404, boul. Marie-Victorin
Telephone: 1-514-282-2697 Fax: 1-514-282-2624	Kingsey Falls (Québec) J0A 1B0
www.cascades.com/investors, investisseur@cascades.com	Canada

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